UNITED STATES OF AMERICA SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s consolidated financial statements as of December 31, 2009, 2008 and
2007 and for each of the three years in the period ended December 31, 2009 (a translation of the original in Spanish), together with management’s discussion and analysis of financial condition and results of operations and a discussion of its business.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ☐

Management’s discussion and analysis of financial condition and results of operations

Overview of our results of operations

We divide our operations into the production and sale of the following product lines:

•	specialty plant nutrients;

•	iodine and its derivatives;

•	lithium and its derivatives;

•	industrial chemicals, principally industrial nitrates and boric acid;

•	potassium chloride; and

•	the purchase and sale of other commodity fertilizers for use primarily in Chile.

In 2009, our sale of potassium chloride had an important impact on our results of operations, and we expect this trend to continue in line with our plans to increase our potassium chloride production capacity and sales in the near term.

We sell our products through three primary channels: our own sales offices; a network of distributors; and, in the case of our fertilizer products, through Yara International ASA (formerly Norsk Hydro ASA) (“Yara”) pursuant to a commercial agreement.

Factors affecting our results of operations

Our results of operations substantially depend on:

•	trends in demand for and supply of our products, including global economic conditions, which impact prices and volumes;

•	efficient operations of our facilities, particularly as some of them run at production capacity;

•	our ability to accomplish our capital expenditures program in a timely manner;

•	the levels of our inventories;

•	trends in the exchange rate between the U.S. dollar and peso, as a significant portion of the cost of sales is in Chilean pesos, and trends in the exchange rate between the U.S. dollar and the Euro, as a significant portion of our sales is denominated in Euros; and

•	energy, logistics, raw materials and maintenance costs.

In 2009, prices and sales volumes for our specialty plant nutrients products were negatively impacted by global economic conditions and, in particular, by price uncertainty in the potassium chloride market. Potassium chloride is an important raw material in the production of potassium nitrate, a specialty fertilizer, and, as a result, prices of the two products are related.

Our iodine volumes fell in 2009 mainly as a result of lower demand for economically sensitive applications (such as biocides for paints and nylon used in the automotive industry). During the first three quarters of 2009, volumes were lower than 2008 and relatively unchanged from quarter to quarter. However, volumes were higher during the fourth quarter of 2009. Prices in this sector increased as compared to 2008, which helped to partially offset lower volumes.

Lithium sales volumes were impacted negatively by inventory optimization and lower consumption. However, we observed a positive trend throughout 2009 with higher sales volumes each quarter. Prices in this sector also declined compared to 2008.

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the years indicated:

	Year ended December 31,
	2009		2008		2007
	US$	%	US$	%	US$	%

Specialty plant nutrients	648.7	45	978.9	55	580.8	49
Iodine and its derivatives	190.3	13	246.9	14	215.1	18
Lithium and its derivatives	117.8	8	172.3	10	179.8	15
Industrial chemicals	115.4	8	123.6	7	81.2	7
Potassium chloride	284.8	20	140.0	8	51.3	4
Other commodity fertilizers(1)	79.8	6	112.3	6	79.4	7

Total	1,436.9	100	1,774.1	100	1,187.5	100

(1)	Primarily consists of imported fertilizers distributed in Chile.

The following table sets forth certain of our financial information under Chilean GAAP (in millions of U.S. dollars) for each of the years indicated, as a percentage of our revenues:

	Year ended December 31,
	2009		2008		2007
	US$	%	US$	%	US$	%

Total revenues	1,436.9	100.0	1,774.1	100.0	1,187.5	100.0
Cost of goods sold	(916.1)	(63.8)	(1,056.2)	(59.5)	(857.8)	(72.2)

Gross margin	520.8	36.2	717.9	40.5	329.8	27.8
Selling and administrative expenses	(78.9)	(5.5)	(85.7)	(4.8)	(70.3)	(5.9)

Operating income	441.9	30.8	632.2	35.6	259.5	21.9
Non-operating income	40.5	2.8	40.6	2.3	25.9	2.2
Non-operating expenses	(77.5)	(5.4)	(59.9)	(3.8)	(53.0)	(4.5)

Income before income taxes	404.9	28.2	612.9	34.5	232.4	19.6
Income tax	(76.5)	(5.3)	(108.0)	(6.1)	(48.6)	(4.1)
Minority interest	(1.3)	(0.1)	(3.5)	(0.2)	(3.8)	(0.3)
Net income	327.1	22.8	501.4	28.3	180.0	15.2

Results of operations—year ended December 31, 2009 compared to year ended December 31, 2008

During 2009, we generated total revenues of US$1,436.9 million, which is 19.0% lower than the US$1,774.1 million recorded for 2008.

The main factors causing the decrease in revenues and the variations in the different product lines are described below:

Specialty plant nutrients

Specialty plant nutrients revenues for 2009 totaled US$648.7 million, 33.7% lower than the US$978.9 million recorded for 2008. Set forth below are sales volume data for the specified years by product category in this product line.

(in Th. MT)	2009	2008	% change

Sodium nitrate	16.5	22.8	(27%	)
Potassium nitrate and sodium potassium nitrate	392.1	538.2	(27%	)
Blended and other specialty fertilizers	184.5	205.9	(10%	)
Other non-SQM specialty plant nutrients(1)	90.3	103.1	(12%	)
Potassium sulfate	133.4	138.3	(4%	)

(1)	Consists of certain specialty plant nutrients products that were not produced by us which we resell primarily in Chile.

Average prices for our specialty plant nutrients decreased approximately 18% compared to 2008. Sales volume for our specialty plant nutrients decreased approximately 19%. These declines in 2009 were due to general adverse market conditions during 2009.

Much of 2009 was characterized by general market uncertainty and the global economic slowdown. During the first half of 2009, specialty fertilizer markets lagged behind 2008 market highs. Most distributors and end users preferred to buy only minimum quantities or to postpone purchases until market prices settled. Compared to the fourth quarter of 2008 when markets began to decline significantly, the last quarter of 2009 reflected in our view a shift in market conditions and market sentiment. The extreme caution observed at the end of 2008 and during the first three quarters of 2009 has led to a more optimistic outlook for demand across all of our fertilizer businesses. The important conclusion of contract negotiations between China and India and several important potassium chloride producers has reduced the lack of price visibility that was keeping buyers on the sidelines of potassium-based markets for much of 2009. As a result, during the end of 2009 and the beginning of 2010, we have observed demand recovery in potassium chloride markets. Potassium chloride is an important raw material in the production of potassium nitrate; and as a result, prices of the two products are related.

Although volumes were lower year-over-year, we observed a positive trend in volume recovery in this product line as the year progressed.

Iodine and its derivatives

Revenues for iodine and its derivatives during 2009 totaled US$190.3 million, a 22.9% decrease compared to the US$246.9 million reported for 2008. Set forth below are sales volume data for the specified years.

(in Th. MT)	2009	2008	% change

Iodine and its derivatives	7.2	10.5	(32%	)

In October 2008, we announced a price increase as a result of increasing global demand, mainly driven by X-ray contrast media and LCD polarizing film applications, combined with lower-than-
expected supply from other players in the industry.

As a result of economic conditions in 2009, together with our increased prices, volumes for our iodine and its derivative products decreased approximately 32%. Average prices in 2009 for iodine and its derivatives increased approximately 13% as compared to 2008.

The decrease in sales volumes for iodine and its derivatives reflects the general decrease in the use of applications that are sensitive to economic growth, such as biocides used in paints for construction and nylon used in the automotive industry, which were negatively affected by global economic conditions. Our iodine sales were also negatively affected by inventory optimization throughout the iodine supply chain. These declines, however, were partially offset by stable demand for principal uses of iodine, such as human and animal health and nutrition applications. Consistent with our leading position in this industry, we reduced our sales volumes, helping to stabilize the market.

Sales volumes for the fourth quarter of 2009 were, however, higher than sales during each of the first three quarters of the year, suggesting a positive trend in demand in this market.

Lithium and its derivatives

Revenues for lithium and its derivatives totaled US$117.8 million during 2009, a decrease of 31.6% with respect to the US$172.3 million recorded for 2008. Set forth below are sales volume data for the specified years.

(in Th. MT)	2009	2008	% change

Lithium and its derivatives	21.3	27.9	(24%	)

Average prices for lithium and its derivatives decreased approximately 10% and sales volumes decreased approximately 24%. These declines were due to general market conditions observed during 2009.

To a large extent, lithium consumption is connected to the automotive and construction industries, which shrank as a result of the global financial crisis and economic slowdown. Additionally, many companies throughout the lithium supply chain optimized their inventory levels. As a result, after more than a decade of sustained growth, global demand for lithium in 2009 declined.

In September 2009, we reduced prices of lithium carbonate and lithium hydroxide 20% in order to accelerate demand recovery, to create incentives for research of new lithium uses, and to contribute to the sustainable long-term development of the lithium market.

Average prices for lithium and its derivatives will be lower in 2010 as a result of our 20% price reduction announced in September 2009.

Despite these declines in 2009, sales volumes were higher quarter-over-quarter throughout the year. Consistent with this tendency we have continued to observe positive signs of recovery during the first quarter of 2010 in the lithium market. A strong rebound in demand for traditional, rechargeable batteries has driven volumes during the first months of 2010.

Industrial chemicals

Industrial chemicals revenues for 2009 totaled US$115.4 million, 6.6% lower than the US$123.6 million recorded in 2008. Set forth below are sales volume data for the specified years by product category.

(in Th. MT)	2009	2008	% change

Industrial nitrates	149.2	161.9	(8%	)
Boric acid	3.4	7.2	(53%	)

Average prices for industrial chemicals increased approximately 3%, while sales volume decreased approximately 10%. Higher average prices were due to an increase in sales of nitrates used for thermal storage for solar electricity generation which have higher prices on average than traditional markets for industrial chemicals. Volumes decreased as demand declined for traditional applications of industrial chemicals, which are closely tied to economic conditions.

While demand for traditional applications of industrial chemicals was weak during much of 2009, we experienced growth in demand for nitrates used in thermal storage for solar electricity generation. We expect this trend to continue in the short- to medium- term as new projects continue to be developed. In addition, we believe volumes for traditional industrial applications, especially explosives for infrastructure and civil works, are also beginning to show positive signs of recovery.

Potassium chloride

Potassium chloride revenues for 2009 totaled US$284.8 million, an increase of 103.4% compared to 2008, when revenues amounted to US$140.0 million. Set forth below are sales volume data for the specified years.

(in Th. MT)	2009	2008	% change

Potassium chloride	556.5	185.6	200%

As a result of market conditions, average prices for potassium chloride significantly decreased during 2009. Our sales volumes, however, increased approximately 200%. Although global demand for potassium chloride declined during 2009, we were able to increase our sales significantly as we were successful in further penetrating this market and gaining market share.

Much of 2009 was characterized by uncertainty in the potassium chloride market, and many buyers were reluctant to make purchases due to a lack of price visibility. During the fourth quarter of 2009 and the first three months of 2010, however, China and India settled strategic contracts which established a floor in pricing, encouraging other important buyers to return to the market for the purchase of potassium chloride. This newly established price has stirred recent demand at the distributor and farmer levels worldwide. As a result, we believe there are signs that demand has begun to increase.

Despite the difficult market conditions in 2009, demand fundamentals—such as population growth and changing diets—for this sector remain intact. Compounding the effects of these long-term fundamentals are short-term demand drivers, such as the need to refill distributor inventories and to replenish soil nutrients.

We are well-positioned as a small player in the potassium chloride market to capture future growth. Our expansion plans in this business line have progressed as anticipated, and we expect 2010 production of potassium related products from the Salar de Atacama to be higher than production recorded in 2009.

Other commodity fertilizers

Revenues from sales of other commodity fertilizers and other products totaled US$79.8 during 2009, a 29% decline compared to US$112.3 million in 2008. Revenues were impacted by lower demand for commodity fertilizers and lower average prices.

Costs of sales

During 2009, costs of sales fell 13% from US$1,056.3 million (64% of revenues) in 2008 to US$916.1 million in 2009 (60% of revenues). This decrease was mainly due to a different product mix and to lower unit costs as a result of lower energy costs and a more favorable U.S. dollar/Chilean peso exchange rate.

Gross profit

Gross profit decreased 28% from US$717.9 million in 2008 to US$520.8 million in 2009. The decrease in gross profit, as described above, was mainly due to lower prices and lower volumes in most of our product lines.

Selling and administrative expenses

Selling and administrative expenses totaled US$78.9 million (5.5% of revenues) for 2009, compared to the US$85.7 million (4.8% of revenues) recorded for 2008.

Operating income

As a result of the factors described above, operating income decreased 30% to US$441.9 million in 2009 from US$632.2 million in 2008.

Non-operating income and expenses

We recorded a non-operating loss of US$37.0 million for 2009, which is higher than the US$19.3 million loss recorded in 2008, primarily due to the following:

•	in the fourth quarter of 2009, we made provisions for US$15 million related to the suspension of operations at the El Toco and Pampa Blanca mining facilities. In March 2010, operations at the El Toco and Pampa Blanca mines were temporarily suspended due to decreased global demand for nitrates and iodine during the preceding 15 months coupled with high inventory levels of these products;

•	we have increased our financial debt, as well as our cash position, since the fourth quarter of 2008, which has led to higher interest expenses due to the negative carry of debt; and

•	we have obtained lower earnings from investments in related companies which also affected non-operating results, as the fertilizer business activities of our offshore affiliates were affected by lower global fertilizer prices.

Income taxes

In 2009, income taxes were US$76.5 million, resulting in an effective consolidated tax rate of 18.9% compared to income taxes of US$108.0 million in 2008 and an effective consolidated tax rate of 17.6%. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis.

The corporate income tax rate in Chile was 17% for 2009 and 2008. Our effective tax rate is higher than the Chilean rate primarily because our foreign operations are subject to higher tax rates.

Results of operations—year ended December 31, 2008 compared to year ended December 31, 2007

During 2008, we generated total revenues of US$1,774.1 million, which was 49.4% higher than the US$1,187.5 million recorded for 2007.

The main factors that explain the increase in revenues and the variations in the different product lines are as discussed below:

Specialty plant nutrients

Revenues from sales of specialty plant nutrients products increased 68.6% from US$580.8 million in 2007 to US$978.9 million in 2008. Set forth below are sales volume data in the specified year by product category.

(in Th. MT)	2008	2007	% change

Sodium nitrate	22.8	45.9	(50%	)
Potassium nitrate and sodium potassium nitrate	538.2	695.3	(23%	)
Potassium sulphate	138.3	172.0	(20%	)
Blended and other specialty fertilizers	205.9	261.5	(21%	)
Other non-SQM specialty plant nutrients(1)	103.1	117.1	(12%	)

(1)	Consists of certain specialty plant nutrients products that were not produced by us which we resell primarily in Chile.

The year-over-year growth in revenues was due to substantially higher prices, which more than offset a decline in sales volumes. On average, specialty plant nutrients prices increased 116% compared to 2007. This increase is a result of an increase in prices for potassium-related fertilizers reflecting the long-term scarcity of production capacity. Furthermore, the specialized nature of this product line continued to command higher prices for our specialty plant nutrients products.

Sales volume for specialty plant nutrients across our main markets fell year-over-year as farmers were mainly affected by tight credit conditions generated by global financial crisis and economic slowdown.

Iodine and its derivatives

Revenues for iodine and its derivatives amounted to US$246.9 million, 14.8% higher than the US$215.1 million recorded for 2007. Set forth below are sales volume data for the specified years.

(in Th. MT)	2008	2007	% change

Iodine and its derivatives	10.5	9.1	15%

Our results from iodine and its derivatives for 2008 were driven by an increase in volumes. The increase in our volumes resulted from both market growth and our ability to capture market share. The tightness in the market prompted SQM to announce in the fourth quarter of 2008 a price increase of approximately 25%.

During the first half of 2008, demand growth in the iodine market was sustained by demand for polarizing film in LCDs, x-ray contrast media for diagnostic imaging and animal feed and human nutrition applications. In the second half of 2008, demand for iodine salts used in LCDs and nylon applications for the automotive industry began to decline. However, as mentioned above, the overall results remain positive.

Lithium and its derivatives

Revenues for lithium and its derivatives decreased 4% to US$172.3 million in 2008 from US$179.8 million in 2007. Set forth below are sales volume data for the specified years.

(in Th. MT)	2008	2007	% change

Lithium and its derivatives	27.9	28.6	(2%	)

Our results for lithium and its derivatives products for 2008 were a result of lower volumes and slightly lower prices due to the global economic slowdown. Many applications for lithium are related to the construction industry, which contracted significantly during 2008 affecting sales volumes in the last part of 2008.

Industrial chemicals

Revenues for industrial chemicals increased 52.2% to US$123.6 million in 2008 from US$81.2 million in 2007. Set forth below are sales volume data for the specified years by product category.

(in Th. MT)	2008	2007	% change

Industrial nitrates	161.9	175.2	(8%	)
Boric acid	7.2	9.2	(22%	)

Revenues from industrial chemicals increased in 2008 largely as a result of rising prices. Prices of industrial nitrates and prices of specialty plant nutrients are indirectly related, and on average prices for this product line were approximately 66% higher than they were in 2007. With the global economic slowdown, sales volumes for industrial nitrates declined approximately 8% in 2008 as compared to 2007, with a pronounced drop in the fourth quarter.

Potassium chloride

Revenues from potassium chloride increased 173% from US$51.3 million in 2007 to US$140.0 million in 2008. Set forth below are sales volume data for the specified years.

(in Th. MT)	2008	2007	% change

Potassium chloride	185.6	179.0	4%

The increase in year-over-year potassium chloride revenues was a result of a substantial increase in prices due to growing demand and tight supply in the market. Despite lower demand in the fourth quarter of 2008, we were able to sell our potassium chloride given our relatively small size in this market.

In 2008, global potassium chloride prices experienced a sustained increase in recent periods, due to the combined effect of tight supply and growing demand.

Other commodity fertilizers

Revenues from sales of other commodity fertilizers increased from US$79.4 million in 2007 to US$112.3 million in 2008 as a result of better pricing conditions. We recorded losses during the fourth quarter of 2008 for inventories of nitrogen and phosphate fertilizers related to trading activities; these inventories were acquired in previous periods but were negatively impacted by the declining prices in the latter part of 2008.

Costs of sales

During the first nine months of 2008, costs of sales increased due to the appreciation of the peso and higher costs of oil and raw materials. However, in the fourth quarter of 2008, the U.S. dollar began to strengthen against the peso, alleviating peso-denominated costs and reversing the rising cost trend that had prevailed in previous years. Furthermore, freight rates, oil prices and the cost of raw materials began to fall during the second half of 2008.

Gross profit

Gross profit increased 118% from US$329.8 million in 2007 to US$717.9 million in 2008. The increase in the gross profit, as explained above, was primarily a result of higher prices in our main businesses and higher volumes in iodine which helped us to offset lower sales volumes in the specialty plant nutrients business line, and slightly higher costs.

Selling and administrative expenses

Selling and administrative expenses totaled US$85.7 million (4.8% of revenues) for 2008, compared to US$70.3 million (5.9% of revenues) recorded during 2007. These higher expenses were mainly the result of increased sales commissions in the specialty plant nutrients business line.

Operating income

As a result of the factors described above, operating income increased 144% to US$632.2 million in 2008 from US$259.5 million in 2007.

Non-operating income and expenses

We recorded a non-operating loss of US$19.3 million for 2008 which is lower than the US$27.1 million loss recorded for 2007. The decrease in the non-operating loss was primarily a result of higher interest income, which increased from US$9.3 million in 2007 to US$13.9 million in 2008, and relatively stable interest expenses.

Income taxes

In 2008, income taxes were US$108.0 million, resulting in an effective consolidated tax rate of 17.6%, compared to income taxes of US$48.6 million and an effective consolidated tax rate of 20.9% in 2007. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$16.9 million as of December 31, 2008, the majority of which have no expiration dates and are expected to be utilized in the future.

The corporate income tax rate in Chile was 17% for 2008 and 2007. Sociedad Química y Minera de Chile S.A.’s (the “Company”) effective tax rate is higher than the Chilean rate mainly because its foreign operations are subject to higher tax rates.

The 122% increase in income taxes was mainly due to the increase in our taxable income.

Liquidity and capital resources

As of December 31, 2009, we had US$545.4 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2009, we had unused uncommitted credit lines amounting to US$470.5 million and unused committed credit lines amounting to US$40 million. We renewed part of these committed lines during 2009 for a period of 3 years.

Shareholders’ equity remained relatively unchanged from US$1,463.1 million in 2008 to US$1,466.6 million in 2009. Our ratio of total liabilities to equity plus minority interest on a consolidated basis increased from 0.70 as of December 31, 2008 to 1.12 as of December 31, 2009.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital. If we consider that our internally generated cash flows will not be sufficient we evaluate and choose the best financial alternative available to us. As debt requirements also depend on the level of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require. However, we believe that our cash flow generated by operations, cash balances and available credit lines will enable us to meet our working capital, capital expenditure and debt service requirements for 2010, 2011 and 2012.

The table below sets forth SQM’s cash flows for 2009, 2008, 2007:

(in millions of U.S. dollars)	2009	2008	2007

Cash generated by (used in):
Operating activities	371.4	457.3	311.3
Financing activities	202.5	(38.4)	(157.1)
Investing activities	(373.0)	(278.8)	(174.2)
Increase (decrease) in cash and cash equivalents	226.6	139.6	(19.7)

We operate a capital-intensive business that requires significant investments in revenue-generating assets. Our growth strategy has included the purchase of production facilities and equipment and has also included the improvement and expansion of existing facilities. Funds for capital expenditures and working capital requirements have been obtained from net cash provided by operating activities, corporate borrowing under credit facilities and issuance of debt securities.

Our capital expenditures, not considering capitalized interest, amounted to US$357.0 million in 2009.

For 2010, we expect total capital expenditures of approximately US$370 million, and we expect total capital expenditures of approximately US$280 million in 2011, which can be increased or decreased depending on market conditions.

Our other major use of funds is the payment of dividends. We declared US$325.9 million, US$217.0 million and US$91.8 million in dividends during the years 2009, 2008 and 2007 respectively. On March 16, 2010, our Board of Directors agreed to propose a modification to our 2009 dividend policy that would lower the dividend rate from 65% to 50% of net income. This modification is subject to shareholder approval at the next annual shareholders meeting to be held on April 29, 2010. Under Chilean law, the minimum dividend payout is 30% of net income for each fiscal year.

Financing activities

Our current ratio (current assets divided by current liabilities) increased from 3.0x as of December 31, 2008 to 3.2x as of December 31, 2009. The following table sets forth key information about our outstanding debt as of December 31, 2009:

Financial instruments	Interest rate	Issue date	Maturity date	Amortization

Bond—CH$ 21,000 million(1)	7.00%	Jan. 13, 2009	Jan. 5, 2014	Bullet
Bond—UF 1.50 million(1)	3.00%	May 8, 2009	Apr. 1, 2014	Bullet
Bond—CH$ 52,000 million(1)	5.50%	May 8, 2009	Apr. 1, 2014	Bullet
Bond—US$200 million	6.125%	Apr. 5, 2006	Apr. 15, 2016	Bullet
Bond—UF 2.55 million(1)	4.00%	Jan. 24, 2006	Dec. 1, 2026	Semiannual partial amortization beginning in 2007
Bond—UF 4.00 million(1)	4.90%	Jan. 13, 2009	Jan. 5, 2030	Semiannual, beginning in 2019

Financial instruments	Interest rate	Issue date	Maturity date	Amortization

Syndicated loan—US$100 million	3M LIBOR + 0.375%	Mar. 3, 2005	Feb. 25, 2010	Bullet
Bilateral loan—US$50 million	6M LIBOR + 1.50%	Dec. 24, 2008	Dec. 24, 2010	Bullet
Bilateral loan—US$20 million	6M LIBOR + 3.30%	Mar. 20, 2009	Mar. 20, 2011	Bullet
Bilateral loan—US$10 million	6M LIBOR + 3.30%	Mar. 23, 2009	Mar. 23, 2011	Bullet
Syndicated loan—US$80 million	6M LIBOR + 0.30%	Nov. 28, 2006	Nov. 28, 2011	Bullet
Syndicated loan—US$75 million	3M LIBOR + 3.00%	Jun. 30, 2009	Jun. 24, 2012	Bullet
Bilateral loan—US$40 million	3M LIBOR + 2.25%	Sep. 11, 2009	Sep. 11, 2012	Bullet
Bilateral loan—US$140 million	6M LIBOR + 2.10%	Oct. 29, 2009	Oct. 29, 2014	Bullet

(1)	UF- and Ch$- denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.

As of December 31, 2009, we had total debt of US$1,302.3 million, compared to total debt of US$657.7 million as of December 31, 2008. Taking in account the effects of financial derivatives, total debt amounted to US$1,238.6 million as of December 31, 2009 and US$659.1 million as of December 31, 2008. Of the total debt as of December 31, 2009, US$267.1 million was short-term debt. All of our long-term debt (including the current portion) as of December 31, 2009 was denominated in U.S. dollars, and all our UF and Ch$ local bonds were hedged with cross-currency swaps to the U.S. dollar.

From December 31, 2009 to the date hereof, we repaid or renewed the following debt:

•	on January 26, 2010, we paid short-term bank debt, in an amount of US$10 million with a term of 11 months and an annual interest rate of approximately Libor + 2.4%.

•	on February 12, 2010, we paid short-term bank debt, dated as of February 20, 2009, in an amount of US$20 million with a term of 1 year and an annual interest rate of approximately Libor + 2.585%.

•	on February 22, 2010, we renewed a short-term bank debt, in an amount of US$14.5 million with a term of 6 months and an annual interest rate of approximately Libor + 0.557%.

•	on February 25, 2010, we renewed a short-term bank debt, in an amount of US$20 million with a term of 3 months and an annual interest rate of approximately Libor + 0.6%.

•	on February 25, 2010, we paid a US$100 million credit agreement, dated as of February 25, 2005, with a term of 5 years and an annual interest rate of approximately Libor + 0.375%.

•	On March 17, 2010, we paid commercial papers, dated as of March 24, 2009, in an amount of Th Ch$15,000,000 (US$29 million) with a term of 9 months and an annual interest rate of approximately 3.3% in pesos.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including minority interest) on a consolidated basis, (ii) limitations on the ratio of total liabilities to equity (including minority interest) on an unconsolidated basis, (iii) minimum net worth requirements, (iv) limitations on net financial debt to EBITDA (operating income plus amortization expense plus depreciation plus dividends received from investment in relate companies) ratio on a consolidated basis, (v) limitations on interest indebtedness of operating subsidiaries and (vi) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

The following table sets forth the maturities of our long-term debt by year December 31, 2009:

Maturity(1)
(in millions of US$)	Amount

2011	115.13
2012	120.13
2013	5.13
2014	327.28
2015	5.13
2016 and thereafter	402.81

Total	975.62

(1)	Only the capital has been included. For the UF and Ch$ local bonds, the amounts presented reflect the real U.S. dollar obligation resulting from the effects of the cross currency swaps that hedge these bonds to the U.S. dollar.

Derivative financial instruments and hedging

Occasionally, SQM uses derivative financial instruments, including foreign currency forwards and options contracts as well as cross currency swaps, to mitigate the risks associated with fluctuations in interest and exchange rates. Such derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and are subsequently remeasured at fair value quarterly. Derivatives are recorded as assets when fair value is positive and as liabilities when fair value is negative. Any gain or loss that arises from the changes of the fair value of derivatives during the year that do not qualify for hedge accounting is recorded directly to the income statement. The fair value of cross currency swaps is calculated per review of the current forward exchange rates for contracts with similar maturity profiles. The fair value of swap contracts on interest rate is calculated per review of the market values of similar instruments.

Off-balance sheet arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, retained or contingent interests in transferred assets, derivative instruments or other contingent arrangements that would expose us to material continuing risks, contingent liabilities, or any other obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us or that engages in leasing, hedging or research and development services with us.

Market risk analysis

We are exposed to market risk from changes in currency exchange rates and interest rates. Through various arrangements described below, we seek to hedge our foreign currency exposures.

As of December 31, 2009, the mark-to-market value of our derivative financial instruments amounted to an asset of US$68.0 million reflected in other current assets.

Foreign currency risk

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate and our functional currency for financial statement reporting purposes. A significant portion of our operating costs is related to the peso. Therefore, an increase or decrease in the exchange rate between the peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and in several other countries, we transact a portion of our business and have assets and liabilities in pesos and other non-U.S. dollar currencies, such as the Euro, the South African rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar affect our financial condition and results of operations.

Interest rate risk

Interest rate risk exists principally with respect to SQM’s floating rate indebtedness, substantially all of which is determined by reference to three- or six-month LIBOR. On December 31, 2009, SQM had US$1,302.3 million principal aggregate amount of indebtedness, 45.0% of which bore interest at floating interest rates and 55.0% of which bore interest at fixed rates. While the Company hedges against foreign currency risk by entering into cross currency swaps, it does not hedge against changes in interest rate.

Critical accounting policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.

We believe that our critical accounting policies applied in the preparation of our Chilean GAAP consolidated financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with limited management’s judgment in their application. There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from a case-by-case analysis of the probability of our customers being unable to make required payments. If the financial condition of our customers were to deteriorate unexpectedly, impacting their ability to make payments, additional allowances might be required. We routinely review the financial condition of our customers and make assessments of collectability.

Deferred income tax asset valuation allowance

We and each of our subsidiaries compute and pay income tax on a separate basis, except for our U.S. subsidiaries. We estimate our tax exposure and assess temporary differences resulting from differing treatment of various items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reflected in our consolidated balance sheet.

We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. The valuation of the deferred tax asset is dependent on, among other things, our ability to generate a sufficient level of future taxable income.

Inventories

Inventories of finished products and work in process are valued at average production cost. Raw materials and goods for resale acquired from third parties are stated at average acquisition cost and materials-in-transit are valued at cost. These values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items for which we estimate a turnover period in excess of one year, which are classified as other long-term assets.

Inventories are stated net of allowances for items that cannot be sold and obsolete items determined based on technical studies of inventory conditions and usefulness.

Staff severance indemnities

We have significant staff severance indemnity liabilities, which are recognized on an accrual basis. Inherent in the valuations of these obligations are key assumptions, including discount rates. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related benefit plan liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions.

Mining development costs

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production, are capitalized under “other long-term assets” and amortized using a units-of-production method over the associated proven and probable reserves. We determine our proven and probable reserves based on drilling, brine sampling and geostatistic reservoir modeling in order to estimate mineral volume and composition.

All other mine exploration costs, including expenses related to low grade mineral resources rendering reserves that are not economically exploitable, are charged to the results of operations in the period in which they are incurred.

Long-lived assets and their impairment

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. The estimated useful lives are based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes are expected to occur more rapidly or in a different way than previously anticipated, the useful lives assigned to these assets may need to be reduced, resulting in the recognition of increased depreciation expense in future periods.

We evaluate the recoverability of our long-lived assets (other than intangibles and deferred tax assets) in accordance with Technical Bulletin No. 33, “Accounting treatment of Property, Plant and Equipment,” issued by the Chilean Association of Accountants. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The rules require recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. We believe that the accounting estimate related to asset impairment is critical because it requires us to make assumptions about future cash flows generated from the use of the assets over their estimated useful lives.

Impairment of goodwill

We have recorded goodwill related to business acquisitions. Under Chilean GAAP, goodwill should be reviewed for impairment when events or circumstances, such as recurrent losses for two or more periods, indicate a possible inability to realize the carrying amount.

The impairment analysis requires management to make subjective judgments concerning estimates of how the assets will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology, and changes in interest rates and specific industry or market sector conditions.

Revenue recognition

Operating revenues are recognized on the date of physical delivery of the products, in accordance with the conditions of the respective sales arrangements, in conformity with Technical Bulletin No. 70 of the Chilean Association of Accountants. Sales invoices issued for goods not delivered to the customers prior to balance sheet date are recorded in deferred income.

Derivatives

The Company’s financial derivative instruments are primarily foreign currency forwards and options as well as cross currency swaps. The Company records these financial derivative contracts at fair value. Estimates of fair values of financial instruments for which no quoted prices on active markets exist are made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future.

Adoption of International Financial Reporting Standards

In conformity with regulations of SVS, on January 1, 2010 we effectively adopted IFRS as issued by the IASB. As a result, balances of our assets, liabilities and equity as of January 1, 2010 were impacted. The adoption will also have an impact on the results of our operation in future years. Our first annual financial statements under IFRS will be prepared as of and for the year ended December 31, 2010 and will include comparative financial information for the year 2009 which will differ from our 2009 financial statements.

Business

Business overview

We believe that we are the world’s largest integrated producer of potassium nitrate, iodine and lithium carbonate. We also produce other specialty plant nutrients, iodine and lithium derivatives, potassium chloride and certain industrial chemicals (including industrial nitrates). Our products are sold in over 100 countries through our worldwide distribution network, with 86% of our sales derived from countries outside Chile in 2009.

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at a plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are divided into six main categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; industrial chemicals; potassium chloride; and other commodity fertilizers. Specialty plant nutrients are fertilizers that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Specifically, iodine and its derivatives are mainly used in the x-ray contrast media and biocides industries, and a growing application is in the production of polarizing film, which is an important component in liquid crystal display (“LCD”) screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in solar energy plants as a means for energy storage. Potassium chloride is a commodity fertilizer that is produced and sold by the Company worldwide. During 2009, potassium chloride has begun to contribute significantly to our operations, and we expect this trend to continue in the near future. In addition, we complement our portfolio of plant nutrients through the buying and selling of other fertilizers mainly for use in Chile.

For the year ended December 31, 2009, we had sales of US$1,436.9 million, operating income of US$441.9 million and net income of US$327.1 million. Our market capitalization as of December 31, 2009 was approximately US$9.89 billion.

Our Series A and Series B common shares are listed on the Santiago Stock Exchange. Our Series B ADSs have been listed on the NYSE since 1993. Our ticker symbols on the Santiago Stock Exchange for our Series A and Series B shares are “SQM-A” and “SQM-B,” respectively, and our ticker symbol on the NYSE for the Series B ADSs is “SQM.”

The following table sets forth the percentage breakdown of our revenues during the years 2005 through 2009 according to our product lines:

	2009	2008	2007	2006	2005

Specialty plant nutrients	45%	55%	49%	48%	54%
Iodine and its derivatives	13%	14%	18%	21%	17%
Lithium and its derivatives	8%	10%	15%	12%	9%
Industrial chemicals	8%	7%	7%	7%	8%
Potassium chloride	20%	8%	4%	3%	4%
Other commodity fertilizers	6%	6%	7%	9%	8%

Total	100%	100%	100%	100%	100%

History

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corporación de Fomento de la Producción (“Corfo”), a Chilean state-owned development corporation. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo and we were wholly owned by the Chilean government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADSs have been traded on the NYSE under the ticker symbol “SQM” since 1993.

Since 2005, we have strengthened our leadership in our main businesses by increasing our capital expenditure program and making appropriate acquisitions and divestitures. During this period, we acquired Kemira Emirates Fertilizers Company (“Kefco”) in Dubai and the iodine business of the DSM Group, a Netherlands based economic group while selling (i) Fertilizantes Olmeca, our Mexican subsidiary, (ii) our butyllithium plant located in Houston, Texas and (iii) our stake in Impronta S.R.L., our Italian subsidiary. These sales have allowed us to concentrate our efforts on our core products. In 2007, we completed the construction of a new prilling and granulating plant. In 2008, we completed our lithium carbonate production capacity expansion and began work on the engineering stage of a new potassium nitrate plant. In 2009, we began work to increase production capacity of potassium chloride. Production capacity expansion of this product will continue until 2012. In March 2010, we temporarily suspended operations at our El Toco and Pampa Blanca mines as a result of decreased global demand for nitrates and iodine during the proceeding 15 months coupled with our current high inventory of these products.

Our market capitalization as of December 31, 2009 was US$9.89 billion.

Business strategy

Our general business strategy is to:

•	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, costs, production, pricing and development of new products;

•	increase our production capacity of potassium-related fertilizers from the Salar de Atacama;

•	continually increase the efficiency of our production processes and reduce costs;

•	evaluate acquisitions, joint ventures and commercial alliances in each of our core businesses; and

•	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. In order to take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty plant nutrients

Our strategy in our specialty plant nutrients business is to: (i) continue expanding our sales of natural nitrates by continuing to leverage the advantages of our specialty products over commodity-type fertilizers; (ii) increase our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK blends; (iii) pursue investment opportunities in complementary businesses to increase production, reduce costs, and add value to and improve the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets, in order to meet specific customer needs; (v) focus primarily on the markets for plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; and (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Iodine and its derivatives

Our strategy in our iodine business is to (i) maintain our leadership in the iodine market by encouraging demand growth and expanding our production capacity in line with such demand growth; (ii) develop new iodine derivatives and participate in iodine recycling projects; and (iii) reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Lithium and its derivatives

Our strategy in our lithium business is to (i) maintain our leadership in the lithium industry as the largest producer and distributor of lithium carbonate and lithium hydroxide; (ii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; and (iii) reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Industrial chemicals

Our strategy in our industrial chemical business is to (i) maintain our leadership position in sodium nitrate and potassium nitrate; (ii) maintain our leadership position in the industrial nitrates for thermal storage market and become a long-term, reliable source for the industry;

and (iii) reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Potassium chloride

Our strategy is to increase significantly our production capacity of potassium chloride. Our distribution strategy is (i) to offer a portfolio or package of products including potassium sulfate, potassium nitrate and other fertilizers to our traditional markets; and (ii) to focus in markets where we have logistical advantages.

New business ventures

From time to time we evaluate opportunities to expand our business in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future. We are currently exploring concessions for certain metallic minerals. If found, we may decide to exploit, sell or enter into a joint venture to extract these resources. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses.

Capital expenditure program

We are constantly reviewing different opportunities to improve our production methods, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment.

We have developed a capital expenditure program calling for investments totaling US$370 million for 2010 and a total of US$280 million during 2011. The main purpose of our capital expenditure program is to increase the production capacities of several of our products, including expansions in natural nitrates and potassium-based products from the Salar de Atacama. In addition, part of this investment plan is intended to modernize production processes in order to improve our operating efficiency.

During 2009, we had total capital expenditures of US$357 million (not including capitalized interest of US$19.2 million), primarily due to:

•	continued construction of a new potassium nitrate production facility at Coya Sur;

•	investments related to increase production capacity of potassium-based products at the Salar de Atacama;

•	upgrade of our railroad system to handle expanded production capacity; and

•	various projects designed to maintain production capacity, increase yields and reduce costs.

We have budgeted for 2010 and 2011 total capital expenditures of approximately US$650 million, primarily relating to:

•	completion of potassium nitrate expansion at Coya Sur;

•	investments related to increase production capacity of potassium-based products at the Salar de Atacama;

•	upgrade of our railroad system to handle expanded production capacity; and

•	various projects designed to maintain production capacity, increase yields and reduce costs.

Our products

Specialty plant nutrients

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 50% of world potassium nitrate sales by volume in 2009. We also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate, potassium sulfate, urea phosphate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Additionally, these plant nutrients are well suited for high-yield agricultural techniques such as hydroponics, fertigation, greenhousing and foliar applications. High-value crop farmers are prompted to invest in specialty plant nutrients due to their technical advantages over commodity fertilizers (such as urea and potassium chloride). These advantages translate into products and crops with higher yields and added quality. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as the aforementioned urea and potassium chloride.

In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;

•	are absorbed more rapidly by plants because they do not require nitrification, unlike ammonia-based fertilizers;

•	are free of chlorine content, reducing the risk of scorching roots and other problems caused by chlorine;

•	do not release hydrogen after application, thereby avoiding increased soil acidity;

•	possess trace elements, which promote disease resistance in plants and have other beneficial effects;

•	are more attractive to customers who prefer products of natural origin; and

•	are more efficient than commodity fertilizers because they deliver more nutrients per unit of product applied.

In 2009, our sales from specialty plant nutrients were US$648.7 million, representing 45% of our total sales for that year. Decreased sales in 2009, compared to a peak in 2008, were due to lower demand and a decrease in prices as a result of global economic conditions.

Specialty plant nutrients market

The target market for our specialty plant nutrients is high-value crops such as fruits, vegetables, and crops grown using modern agricultural techniques. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics and increasing use of green houses; (ii) the increase in the cost of land, which has forced farmers to improve their yields; (iii) the scarcity of water; (iv) the increase of consumption of fresh fruits and vegetables per capita; and (v) the increasing demand for higher quality crops.

Worldwide scarcity of water and weather changes forces farmers to develop new agricultural techniques, such as fertigation, that minimize water requirements. These applications require fully water-soluble plant nutrients.

Increasing land costs near urban centers also force farmers to maximize their yield per surface area. Specialty plant nutrients, when applied to certain crops, help to increase productivity for various reasons. In particular, since our nitrate-based specialty plant nutrients provide nitrogen in nitric form, crops absorb them faster than they absorb urea- or ammonium-based fertilizers, which provide nitrogen in ammonium form. This is because crops absorb nitrogen in nitric form; thus nitrogen in ammonium form has to be converted into nitric form in the soil first. This process does not occur immediately as it takes time and requires special soil conditions, and it releases hydrogen into the soil, increasing soil acidity, which in most cases is harmful to the soil and the crop. Nitric nitrogen application facilitates a more efficient application of nutrients to the plant, thereby increasing the crop’s yield and improving its quality.

Our potassium-based specialty plant nutrients are chlorine free, unlike potassium chloride, which is the most commonly used potassium-based commodity fertilizer. In certain crops, chlorine has negative effects that translate into lower yield and quality.

The most important agricultural applications of sodium nitrate, potassium nitrate, potassium sulfate and sodium potassium nitrate plant nutrients are: industrial crops, vegetables, fruits, sugar beet, cotton and other high-value crops.

Specialty plant nutrients products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by the Company or its affiliates and related companies in Chile, the United States, Mexico, United Arab Emirates, Belgium, The Netherlands, South Africa, Turkey and Egypt.

The following table shows our sales volumes of and revenues from specialty plant nutrients during the years 2005 through 2009.

(in Th. MT)	2009	2008	2007	2006	2005

Sales Volume
Sodium nitrate	16,500	22,800	45,900	43,300	63,300
Potassium nitrate and sodium potassium nitrate	392,100	538,200	695,300	615,000	690,200
Potassium sulfate	133,400	138,300	172,000	172,400	178,600
Blended and other specialty plant nutrients(1)	274,800	309,000	378,600	393,800	350,700
Revenues (in US$ millions)	648.7	978.9	580.8	503.1	487.8

(1)	Includes blended and other specialty plant nutrients. It also includes Yara’s products sold pursuant to our commercial agreement.

Specialty plant nutrients marketing and customers

In 2009, we sold our specialty plant nutrients in close to 90 countries. During the same year, sales of the Company’s specialty plant nutrients sales were exported: 24% were sold to customers in Central and South America (not including Chile), 7% to customers in Chile, 26% to customers in North America, 25% to customers in Europe and 18% to customers in other regions. No single customer represented more than 7% of SQM’s specialty plant nutrient sales during 2009, and our 10 largest customers accounted in the aggregate for 38% of sales during that period.

Sales breakdown	2009	2008	2007	2006	2005

Central and South America	24%	34%	28%	29%	29%
North America	26%	19%	23%	22%	22%
Europe	25%	20%	19%	19%	20%
Chile	7%	7%	10%	9%	9%
Others	18%	20%	20%	21%	20%

The amounts set forth in the table above reflect sales of SQM’s specialty plant nutrients products and do not include sales by SQM of third-party specialty plant nutrients products. We sell our specialty plant nutrients products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

In November 2001, we signed an agreement with Yara. This agreement allows us to make use of Yara’s distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara’s are marketed through our offices. Both parties, however, maintain an active control over the marketing of their own products.

We also signed a joint venture agreement with Yara and Israel Chemicals Limited at the end of 2001. Under this joint venture agreement, SQM, Yara, and Israel Chemicals Limited are developing the liquid and soluble plant nutrient blends business through their participation in a Belgian company called NU3 N.V. (“NU3”), to which SQM and Israel Chemicals Limited contributed their blending facility in Belgium, and Yara contributed its blending facility in the Netherlands. With this joint venture agreement, important synergies have been achieved, particularly in production costs, administration and the marketing of soluble blends, strengthening the development of new products and improving customer service.

In 2005, SQM and Yara formed a joint venture called MISR Specialty Fertilizers (“MSF”), for the production of tailor-made liquid NPK (nitrogen-phosphate-potassium) fertilizers. The plant is located in Egypt and has a production capacity of 80,000 metric tons per year.

In 2005, SQM also acquired 100% of the shares of Kefco, which has a urea phosphate plant located in Dubai. Urea phosphate is a specialty plant nutrient that is used primarily in drip irrigation systems. The plant has an annual production capacity of 30,000 metric tons.

In May 2008, we signed a commitment letter for a joint venture with Migao Corporation (“Migao”) for the production and distribution of specialty plant nutrients in China. In 2009, we signed a shareholders agreement in connection with this joint venture. Through the joint venture, we will construct a potassium nitrate plant with a production capacity of 40,000 metric tons per year. We expect this plant to be ready during the fourth quarter of 2010. In addition, the joint venture will distribute the potassium nitrate produced by Migao in China and imports of SQM’s specialty plant nutrients to China, and it will also handle any exports of potassium nitrate produced by the joint venture or by Migao. This joint venture will enable us to increase our presence in China, which represents one of the most important and fastest-growing markets for the fertilizer industry.

In May 2009, SQM’s subsidiary Soquimich European Holdings, entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50/50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility will be constructed in the city of Kakinada to produce water soluble fertilizers (NPK grades). This new facility will require a total investment of approximately US$2.2 million and should be operational by the second half of 2010.

In October 2009, SQM S.A. signed an agreement with Qingdao Star Plant Protection Technology Co., Ltd., resulting in the creation of the joint venture SQM Qingdao, for the production, distribution and sale of soluble NPK specialty plant nutrients in China. The agreement, a 50/50 joint venture, entails a total investment of US$2 million. The plant, located in the city of Jimo, province of Shangdong, is currently operational and will have an annual production capacity of 15,000 metric tons.

In December 2009, SQM signed an agreement with the French Roullier Group to form the joint venture “SQM VITAS.” This agreement joins two of the largest companies in the businesses of specialty plant nutrients, specialty animal nutrition and professional hygiene. Peru, Brazil and Dubai will be the main focus of this joint venture. As part of the agreement, the SQM mixing plant located in Dubai becomes part of this joint venture.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients products are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yield and command a premium price.

Our customers are located in both the northern and southern hemispheres. Consequently, there are no material seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrient products.

Specialty plant nutrients competition

We believe we are the world’s largest producer of sodium and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 38% of total world sales during 2009 (excluding sales by Chinese producers who generally sell to the domestic Chinese market).

S.C.M. Virginia, a Chilean iodine producer, ultimately controlled by Inverraz S.A., also produces potassium nitrate from caliche ore and potassium chloride. ACF, another Chilean producer, mainly oriented to iodine production, began production of potassium nitrate from caliche ore and potassium chloride during 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Wentong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

In the potassium sulfate market, we have several competitors of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We believe that those three producers account for a majority of the world production of potassium sulfate.

Through a partially owned facility, NU3, we also produce soluble and liquid fertilizers using our potassium nitrate as a raw material. Through this activity, we have acquired production technology and marketing know-how, which we believe will be useful for selling our products to greenhouse growers and for use in certain high-technology processes such as fertigation and hydroponics.

We believe we are the largest Chilean producer of bulk specialty blends. In Chile, our products mainly compete with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications as described above.

Iodine and its derivatives

We believe we are the world’s largest producer of iodine. In 2009, our revenues from iodine and iodine derivatives amounted to US$190.3 million, representing 13% of our total revenues in that year. We estimate that our sales accounted for 25% of world iodine sales by volume in 2009.

Iodine market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as x-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCDs, chemicals, herbicides, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

Iodine products

We produce iodine, and through a joint venture with Ajay North America L.L.C., (“Ajay”), a U.S.-based Company, we produce organic and inorganic iodine derivatives. Ajay-SQM Group (“ASG”), established in the mid 1990s, has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2008 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table sets forth our total sales and revenues from iodine and iodine derivatives in the years 2005 through 2009:

(in Th. MT)	2009	2008	2007	2006	2005

Sales Volume
Iodine and its derivatives	7.2	10.5	9.1	9.8	8.1
Revenues (in US$ millions)	190.3	246.9	215.1	217.7	149.1

Our sales revenues in 2009 dropped from US$246.9 million to US$190.3 million mainly due to significantly lower sales volumes as a consequence of the global economic slowdown, partially offset by higher prices.

Iodine marketing and customers

In 2009, we sold our iodine products to over 300 customers in more than 70 countries. During the same year, most of our sales were exported: 31% was sold to customers in Europe, 36% to customers in North America, 3% to customers in Central and South America and 30% to customers in Asia, Oceania and other regions. No single customer accounted for more than 6%

of the Company’s iodine sales in 2009, and our ten largest customers accounted in the aggregate for 43% of sales.

Sales breakdown	2009	2008	2007	2006	2005

Europe	31%	30%	31%	34%	30%
North America	36%	40%	38%	40%	37%
Central and South America	3%	2%	5%	5%	13%
Others	30%	28%	26%	21%	20%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders and short, medium and long-term contracts. Sales agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Iodine competition

SQM and several producers in Chile, Japan and the United States are the world’s main iodine producers. There is also production of iodine in Russia, Turkmenistan, Indonesia and China.

Iodine production in Chile starts from minerals, whereas in Japan, the United States, Russia, Turkmenistan and Indonesia producers extract iodine from underground brines which are mainly obtained together with the extraction of natural gas. In China, iodine is extracted from seaweed.

We estimate that eight Japanese iodine producers accounted for approximately 25% of world iodine sales in 2009. We estimate that the largest Japanese producer, Ise Chemicals Ltd., accounted for approximately 10% of the world iodine sales (excluding recycling).

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd.) accounted for almost 5% of world iodine sales in 2009, while four Chilean companies, including SQM, accounted for approximately 53% of such sales (25% by SQM and 28% by the other Chilean producers). Other Chilean producers include ACF Minera S.A. and Atacama Chemical S.A., which is controlled by Inverraz S.A. Additionally, Atacama Minerals Corp., a Canadian company, has its iodine operations in Chile. In 2009, a new U.S.-based player, Iofina, entered the iodine market. We believe that Iofina could become a relevant player in coming years.

Iodine recycling is an increasing trend worldwide. Several Japanese producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD consumption, has increased over the past few years and currently represents approximately 15% of world iodine sales. It is estimated that around 70% to 75% of the world recycling was done by Japanese iodine producers.

SQM, through ASG or alone, is also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe, the United States and Asia.

We estimate that worldwide sales of iodine amounted to approximately 25,500 metric tons in 2009.

The prices of our iodine and iodine derivative products are determined by world iodine prices, which are subject to market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including us) and their respective business strategies. As a result of a steady growing demand, iodine prices have been increasing since the end of 2003. While prices were around US$13 per kilogram in 2003, they reached an average of approximately US$28 per kilogram in 2009.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Prices for iodine and iodine-derivative products in the future are expected to be influenced by similar supply and demand factors and the business strategies of major producers, a few of whom either have or can acquire additional production capacity. The largest spare production capacity is currently held by us.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size of our mining reserves and the production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we have benefited competitively from the long-term relationships we have established with our larger customers. While there are substitutes for iodine available for certain applications, such as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

We have a total production capacity of approximately 11,000 metric tons of iodine per year which exceeds our current production levels. Due to the decline in iodine demand during the year 2009, our sales decreased, and our inventories increased. We are planning to adjust inventory levels during 2010.

Lithium and its derivatives

We believe we are the world’s largest producer of lithium carbonate and one of the world’s largest producers of lithium hydroxide. In 2009, our revenues from lithium sales amounted to US$117.8 million, representing 8% of our total revenues. We estimate that our sales accounted for approximately 31% of the world’s demand of lithium chemicals in volume.

Lithium market

Lithium carbonate is used in a variety of applications, including batteries, ceramic and enamel frits, heat resistant glass (ceramic glass), primary aluminum, air conditioning chemicals, continuous casting powder for steel extrusion, synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is primarily used as a raw material in the lubricating grease industry, as well as in the dyes and battery industries.

Lithium products

We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium coming from the potassium chloride production at the Salar de Atacama. The annual production capacity of such lithium carbonate plant is 40,000 MT per year. We believe that the technologies we use, together with the high concentrations of lithium we obtain from the Salar de Atacama, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 MT per year and is one of the largest plants in the world.

The following table sets forth our total sales and revenues from lithium carbonate and its derivatives during the years 2005 through 2009:

(in Th. MT)	2009	2008	2007	2006	2005

Sales Volume
Lithium and its derivatives	21.3	27.9	28.6	30.4	27.8
Revenues (in US$ millions)	117.8	172.3	179.8	128.9	81.4

Our sales revenues in 2009 reached US$117.8 million, a decline from US$172.3 million in 2008, mainly due to significantly lower sales volumes and lower prices, resulting from the global economic slowdown.

Lithium marketing and customers

In 2009, we sold our lithium products to approximately 270 customers in approximately 50 countries. Virtually all of our lithium products were sold overseas: 31% to customers in Europe, 14% to customers in North America, 53% to customers in Asia and Oceania and 2% to customers in other regions. No single customer accounted for more than 13% of the Company’s sales in 2009, and our ten largest customers accounted in the aggregate for 52% of sales.

Sales breakdown	2009	2008	2007	2006	2005

Europe	31%	31%	34%	32%	33%
North America	14%	18%	21%	24%	25%
Asia and Oceania	53%	48%	38%	36%	31%
Others	2%	2%	7%	8%	11%

Lithium competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH (“Chemetall,” a subsidiary of Rockwood Specialties Group Inc.) and FMC Corporation (“FMC”). In addition, a number of Chinese producers together accounted for approximately 29% of the world market in 2009 in volume. Chemetall produces lithium carbonate in its operations located in Chile through Sociedad Chilena del Litio Limitada and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina through Minera del Altiplano S.A., where they produce lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

Lithium carbonate is being produced in China and we believe this production will increase in the near future. Other new projects to develop lithium deposits worldwide have been announced recently. We believe that some of these projects could develop into significant market players in the long term.

We estimate that worldwide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding direct use for lithium minerals) amounted to approximately 68,500 metric tons in 2009.

Industrial chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce three grades of sodium and potassium nitrate for industrial applications: industrial, technical and refined grades. The three grades differ mainly in their chemical purity. Our industrial grades of sodium and potassium nitrate also differ from agricultural grade in the degree of purity. We enjoy certain operational flexibility when producing industrial sodium and potassium nitrate because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates, we produce and commercialize other industrial chemicals such as boric acid—a by-product of the production of potassium sulfate—and industrial-grade potassium chloride, both sold into industrial markets in crystalline form. In 2009, our revenues from industrial chemicals were US$115.4 million, representing 8% of our total revenues for that year.

Industrial chemicals market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes and various chemical processes and metal treatments. In addition, the most significant growth potential comes from industrial nitrates for thermal storage in solar energy projects.

Boric acid is mainly used as raw material in the manufacturing of glass, fiberglass, ceramic and enamel frits, and LCD flat panel displays.

Industrial potassium chloride is mainly used as an additive in oil and gas drilling fluids as well as in the production of carragenine.

Industrial chemicals products

The following table sets forth our sales volumes of industrial chemicals and total revenues during the years 2005 through 2009:

(in Th. MT)	2009	2008	2007	2006	2005

Sales Volume
Industrial nitrates	149.2	161.9	175.2	162.0	176.3
Boric Acid	3.4	7.2	9.2	9.7	6.3
Revenues (in US$ millions)	115.4	123.6	81.2	71.3	70.5

Sales of industrial chemicals dropped from US$123.6 million in 2008 to US$115.4 million, mainly due to lower sales volumes as consequence of the global economic slowdown.

Our aggregate nitrate production capacity, including potassium nitrate, sodium nitrate and sodium potassium nitrate, is approximately 1.2 million metric tons, including production capacity at the new potassium nitrate plant that will be finished by the second half of 2010 and the idle production capacity at existing nitrate plants.

Industrial chemicals marketing and customers

We sold our industrial nitrate products in more than 50 countries in 2009. Thirty percent of our sales of industrial chemicals were made to customers in North America, 45% to customers in Europe, 18% to customers in Central and South America and 7% to customers in Asia, Oceania and other regions. No single customer accounted for more than 6% of the Company’s sales of industrial chemicals in 2009, and our ten largest customers accounted in the aggregate for 26% of such sales.

Sales Breakdown	2009	2008	2007	2006	2005

North America	30%	34%	40%	41%	42%
Europe	45%	38%	34%	29%	28%
Central & South America	18%	18%	17%	17%	17%
Others	7%	10%	9%	13%	13%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our industrial sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa and South America to achieve prompt deliveries to customers. Industrial sodium and potassium nitrate sales are made pursuant to spot purchase orders. Our Research and Development department, together with our foreign affiliates, provide technical support to our customers and continuously work with them to develop new products or applications for our products.

Industrial chemicals competition

We believe we are the world’s largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented 49% of world demand in 2009 (excluding China and India internal demand, for which reliable estimates are not available). Our competitors are mainly in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.) and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate market is Haifa Chemicals Ltd., which we estimate has a 34% market share in the industrial sector. We estimate our market share at approximately 39% for 2009.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the boric acid market, we are a relatively small producer mainly supplying regional needs.

In the industrial potassium chloride market, we intend to increase our current minor presence.

Potassium chloride

In 2009, our potassium chloride revenues amounted to US$284.8 million, representing 20% of our total revenues in 2009. We are currently making investments in potassium chloride that will enable us to increase our production and sales of this product. We expect this trend to continue in the future.

We produce potassium chloride by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Potassium chloride is the most common source of potassium found in fertilizers. Because of its high chloride content, potassium chloride is used in crops such as wheat, corn, soy and rice among others. Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions.

Potassium chloride is also an important component for our specialty plant nutrients business line. It is used as a raw material to produce potassium nitrate.

Potassium chloride market

During the last decade, the potassium chloride market has experienced rapid growth due to several key factors such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors have contributed to growing demand for fertilizers, and in particular potassium chloride, as efforts are being made to maximize crop yields and use resources efficiently. During this same period, major players in this industry on the supply side have produced potassium chloride according to market demand. Historically production levels have been below market production capacity.

However, market demand and production are being pushed towards existing levels of production capacity. For much of 2008, demand outpaced production, which led to substantial increases in potassium chloride prices. During the latter part of 2008, however, demand for potassium chloride began to fall as a result of the global economic slowdown.

During 2009, demand was estimated to be approximately 40% lower than in 2008. Major producers continued their strategy of matching production to demand. These producers, however, still ended 2009 with historically high inventories. During the last quarter of 2009, important contract negotiations between major potassium chloride producers and buyers concluded, which in turn helped to stabilize prices. As a result, demand has slowly begun to recover since the fourth quarter of 2009.

Potassium chloride products

Potassium chloride differs from our other specialty plant nutrient products because it is a commodity fertilizer and contains chloride. SQM offers potassium chloride in two grades: standard and granular.

The following table shows our sales volumes of and revenues from potassium chloride during the years 2005 through 2009.

(in Th. MT)	2009	2008	2007	2006	2005

Sales Volume
Potassium Chloride	556.5	185.6	179.0	126.4	128.8
Revenues (in US$ millions)	284.8	140.0	51.3	32.1	32.4

Potassium chloride marketing and customers

In 2009, we sold potassium chloride in approximately 44 countries. Eight percent of our sales were sold to customers in Chile, 26% to customers in Latin America and 66% to customers in other regions.

Sales breakdown	2009	2008	2007	2006	2005

Chile	8%	58%	63%	62%	82%
Latin America	26%	23%	18%	17%	18%
Others	66%	19%	19%	21%	0%

In April of 2009, SQM announced that it had signed a supply contract with Potash Corporation of Saskatchewan (“PCS”). The agreement establishes that SQM Salar S.A., an affiliate of SQM, will sell to PCS Sales (USA) Inc., an affiliate of PCS, between 150,000 and 250,000 tons annually of potassium chloride to be sold by PCS in Japan, India and China. The negotiated period of the contract will be from May 1, 2009 to May 1, 2012. Sales for this contract will be made at market prices.

Potassium chloride competition

We estimate that SQM accounted for approximately 2% of global sales in 2009. We also believe that the largest producers of potassium chloride are PCS, accounting for approximately 12% of the global sales, and the companies Urakali Group and BPC Limited, which together account for 27% of global sales.

Production process

Our integrated production process can be classified according to our natural resources:

•	caliche ore deposits, which contain nitrates and iodine; and

•	salar brines, which contain potassium, lithium, sulfate and boron.

Caliche ore deposits

Caliche deposits are located in northern Chile, where during 2009 we operated four mines: Pedro de Valdivia, María Elena (El Toco), Pampa Blanca and Nueva Victoria. In March 2010, operations at the El Toco (mining site of Maria Elena production facilities) and Pampa Blanca mines were temporarily suspended due to decreased global demand for nitrates and iodine during the proceeding 15 months. These operations were also suspended in an effort to optimize inventory of these products.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to five meters, and with the overburden varying in thickness from half a meter to one and a half meters.

Before proper mining begins, a full exploration stage is carried out, including full geological reconnaissance, sampling and drilling caliche ore to determine the features of each deposit and its quality. Drill-hole samples properly identified are tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purpose. Mine planning is done on a long-term basis (10 years), medium-term basis (three years) and short-term basis (one year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. After drill holes are made, information is updated to offer the most accurate ore supply schedule to the processing plants.

Generally, bulldozers first rip and remove the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded on to railcars that take the mineral to the processing facilities. Until the suspension of the mining operations at El Toco, trucks hauled the ore and dumped it directly at a crushing installation, after which a 14-kilometer-long overland conveyor belt system delivered the ore to the processing facilities.

At the Pedro de Valdivia facility, the ore is crushed and leached to produce concentrated solutions carrying the nitrate, iodine and sodium sulfate. The crushing of the ore produces a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids containing nitrate and iodine are sent to be processed. This same process was followed at the El Toco mining operation until operations were suspended in March 2010.

In Nueva Victoria, the run of mine ore is loaded in heaps and leached to produce concentrated solutions. This process was also used at Pampa Blanca operations until mining operations were suspended.

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine and iodine derivatives.

Sodium nitrate

During 2009, sodium nitrate for both agricultural and industrial applications was produced at the María Elena and Pedro de Valdivia facilities using the Guggenheim method, which was originally patented in 1921. This closed circuit method involves adding a heated leaching solution to the crushed caliche in the vats to selectively dissolve the contents. The concentrated solution is then cooled, causing the sodium nitrate to crystallize. Part of the unloaded solution is then recycled to the leaching vats. The other part of the solution is stripped of its iodine content at the treatment plants. The crystallized sodium nitrate is separated from the remaining solution by centrifuging. The residue resulting from the crushing of the caliche ore is leached at ambient temperature with water, producing a weak solution that is pumped to solar evaporation ponds at our Coya Sur facilities, near María Elena, for concentration. While the process of extracting sodium nitrate from caliche ore is well established, variations in chemical content of the ore, temperature of the leaching solutions and other operational features require a high degree of know-how to manage the process effectively and efficiently.

The remaining materials from the sodium nitrate crystallization process are vat leach tailings and a weak solution. The ore tailings are unloaded from the leaching vats and deposited at sites near the production facilities. The weak solution is re-cycled for further leaching and for the extraction of iodine.

Our total current crystallized sodium nitrate production capacity at Pedro de Valdivia facility is approximately 430,000 metric tons per year. Crystallized sodium nitrate is processed further at Coya Sur and María Elena production plants to produce prilled sodium nitrate, which is transported to our port facilities in Tocopilla for shipping to customers and distributors worldwide. A significant part of the sodium nitrate produced at María Elena, until its temporary suspension in March 2010, and Pedro de Valdivia was used in the production of potassium nitrate at Coya Sur, sodium potassium nitrate at María Elena and a highly refined industrial grade sodium nitrate at Coya Sur.

Potassium nitrate

Potassium nitrate is produced at our Coya Sur facility using production methods we have developed. The solutions from the leaching of the fine fraction of the ore, once the iodine is extracted, are pumped to the Coya Sur facilities. These solutions loaded with nitrate are concentrated in solar evaporation ponds. Once an adequate level of concentration is reached, the solution is combined with potassium chloride to produce potassium nitrate and discard sodium chloride. The resulting solution, which is rich in potassium nitrate, is crystallized using a cooling and centrifuging process. The crystallized potassium nitrate is either processed further to produce prilled potassium nitrate or used for the production of sodium potassium nitrate. The weak solution of the process is re-used for further production of potassium nitrate. A portion of the potassium nitrate is used in the production of a high purity technical grade potassium nitrate.

Concentrated nitrate salts were produced at Pampa Blanca up to March 2010, and are currently produced at Nueva Victoria by leaching caliche ore in heaps in order to extract solutions that are rich in iodine and nitrate. These solutions are sent to plants where iodine is extracted and subsequently the solutions are sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salt is produced. These concentrated nitrate salts are sent to Coya Sur or another of our salt processing facilities where they are leached and the resulting rich nitrate solution is used in the production of potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is approximately 650,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate. We expect to increase that production capacity by approximately 300,000 metric tons per year by mid 2010. The effective production of the new facility will depend on the availability of nitrate salts to feed the facility.

The nitrates produced in crystallized or prilled form at Coya Sur have been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. Potassium nitrate produced at Coya Sur and María Elena is transported to Tocopilla for shipping to customers and distributors.

Sodium potassium nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our María Elena facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate.

With certain production restraints and following market conditions we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate either in prilled or crystallized form.

Iodine and Iodine derivatives

We produce iodine at our Pedro de Valdivia and Nueva Victoria facilities. We also produced iodine at our Iris facility from December 2008 until July 2009. During 2009, Iodine was produced by extracting it from the solutions resulting from the leaching of caliche ore at the Pedro de Valdivia, María Elena, Nueva Victoria and Pampa Blanca facilities. As of March 2010, mining operations at Maria Elena and Pampa Blanca were temporarily suspended. As a result of these suspensions, we expect that iodine production in 2010 will be approximately 20% lower compared to 2009. We also expect that nitrate production should decline slightly.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine. The solid iodine is then refined through a smelting process and prilled. We have obtained patents in the United States for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented, then packed in 20-50 kilogram drums or 350-700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the new ISO-9001:2008 program, providing third-party certification—by TÜV Rheinland—of the quality management system.

Our total iodine production in 2009 was approximately 10.1 thousand metric tons: approximately 2.6 thousand metric tons from Pedro de Valdivia, 1.2 thousand metric tons from María Elena, 1.2 thousand metric tons from Pampa Blanca, and 5.1 thousand metric tons from Nueva Victoria and Iris. The Nueva Victoria facility is also used for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. Nueva Victoria is also equipped to toll iodine from iodide delivered from other SQM facilities. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 11,000 MT.

We use a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile, and also produce inorganic and organic iodine derivative products together with Ajay that purchases iodine from us. We have in the past primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

Salar de Atacama Brine deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression within the Atacama desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow of water from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout such Salar. Our production rights to the Salar de Atacama are pursuant to a lease contract with the Chilean government, expiring in 2030.

Brines are pumped from depths between 1.5 and 60 meters below surface, through a field of wells that are located in areas of the Salar de Atacama that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

We process these brines to produce potassium chloride, lithium carbonate, lithium hydroxide, lithium chloride, potassium sulfate, boric acid and bischofite (magnesium chloride).

Potassium chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium chloride and sodium chloride. One portion of this mixture is harvested and stored, and the other portion is reprocessed and the remaining salts are transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is sent approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related production facilities in the Salar de Atacama currently have a production capacity in excess of up to 1.5 million metric tons per year. Actual production capacity will depend on volumes and quality of the mining resources pumped from the Salar de Atacama. During 2009 actual production was higher than in 2008 and we expect that 2010 production will be higher than in 2009.

During 2009, we increased production capacity of our potassium chloride facility to approximately 1,050,000 metric tons per year. In addition, we converted our potassium sulfate facility to a dual plant, with the production capacity to produce only potassium chloride or to produce both potassium sulfate and potassium chloride. If the facility produces only potassium chloride, we have an additional 460,000 metric tons per year of production capacity of potassium chloride.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, and the amount in excess of our needs is reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility; and (iii) other salts containing magnesium chloride.

Lithium carbonate and lithium chloride

A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 40,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions.

Lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005, and under ISO 9001:2008 since October 2009.

Lithium hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide monohydrate facility, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The brine is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide monohydrate, which is dried and packaged for shipment to customers.

Lithium hydroxide production quality assurance program has been certified by TUV-Rheiland under ISO 9001:2000 since 2007, and under ISO 9001:2008 since October 2009.

Potassium sulfate and boric acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by product of potassium sulfate process) and boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to preconcentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment. Production capacity for potassium sulfate is approximately 300,000 MT per year . During the next three years, this dual-plant will be used principally to produce potassium chloride. After 2012, this plant will be used to produce both potassium chloride and potassium sulfate.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility, and (ii) remaining solutions, which are reinjected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are reinjected into the Salar de Atacama.

Raw materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfur, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and diesel and fuel oil in heat generation. We use diesel and fuel oil as the main energy source in heat generation. Our raw material costs (excluding caliche ore, salar brines and including energy) represented 24.1% of our cost of sales in 2009.

In 1998, we entered into a long-term (15-year) electricity supply agreement with Norgener S.A., a major Chilean electricity producer. In 1999, we entered into a long-term electricity supply agreement with Electroandina S.A., also a major Chilean electricity producer. The agreement has a 10-year term, extending to 2009, with two, three-year renewal options exercisable by us. In 2009, we exercised our first extension option. Since April 2000, we have been connected to the northern power grid, which currently supplies electricity to most cities and industrial facilities in northern Chile. During 2006 and 2007, Norgener and Electroandina asked to change their contracts due to the gas restrictions from Argentina that modified their costs. Under both contracts, the price was finally adjusted upwards and the readjustment clauses were modified.

In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A., which would supply a maximum of 3,850,000 million Btu per year. This gas supply was sufficient to satisfy the requirements for the facilities that are connected to a natural gas supply. However, beginning in 2004, the Argentinean government has imposed restrictions on the supply of natural gas and, in 2009, we only received from Argentina, in a non-continuous basis, approximately 25% of the gas received in a normal year. Consequently, we have had to use other higher-cost fuels as substitutes for natural gas.

We obtain ammonium nitrate, sulfur, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. In addition to the potassium chloride produced by us, we acquire potassium chloride from

Sociedad Chilena del Litio Limitada, a local Chilean supplier. Diesel fuel is obtained under contracts that provide for sales of fuel at international market prices.

We believe that all of the contracts and agreements between SQM and third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Chilean government regulations

We are subject to the full range of government laws, regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, tax laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

We conduct our mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that annual concession fees are paid (with the exception of the Salar de Atacama rights, which have been leased to us until 2030). Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

We also hold water rights obtained from the Chilean water regulatory authority for a supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operating requirements. We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Under Law No. 16,319, the Company has an agreement with the Chilean Commission of Nuclear Energy (“CCHEN”) regarding the exploitation and sale of lithium from the Salar de Atacama. The agreement sets yearly, accumulated limits for the tonnage of lithium authorized to be sold. As such, any future increase of volume of exploitation and sale of lithium under the current agreement with CCHEN as well as any future exploitation, benefit and sale of lithium not covered by the existing agreement shall require an express authorization given by the CCHEN.

We hold water rights that are key to our business development. These rights were obtained from the Chilean water authority for a supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Water Code and related laws are subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For instance, an amendment published on June 16, 2005 modified the Water Code allowing, under certain conditions, the granting of permanent water rights of up to 2 liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations without considering the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to the Water Code could have a material adverse impact on our business, financial condition and results of operations.

In 2005, the Chilean Congress approved the Royalty Law establishing a royalty tax to be applied to mining activities developed in Chile. The Chilean government may decide to levy additional taxes on mining companies or other entities in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

The new Law on Subcontracting establishes a new requirement that applies in the event of accidents in the workplace. The law states that when a serious accident occurs, the company must halt work at the site where the accident took place until authorities from the National Geology and Mining Service inspect the site and prescribe the measures the company must take to prevent future risks. Work may not be resumed until the company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this new law could have a material adverse effect on our business, financial condition and results of operations.

On December 2, 2009, Law No. 20,393 went into effect, establishing a system of criminal liability for legal entities. The aim of this new law is to allow legal entities to be prosecuted for the crimes of (a) asset laundering, (b) financing terrorism, and (c) bribery, where such crimes are committed by people who hold relevant positions within a legal entity, in order to benefit that legal entity. The law establishes a prevention model that includes, among other things, the designation of a person in charge of prevention and the establishment of special programs and policies. The implementation of this model can exempt the company from liability.

On January 1, 2010, Law No. 20,382 amending Law No. 18,045 (relating to the Securities Market) and Law No. 18,046 (relating to Corporations, the “Chilean Corporations Act”) went into effect. The new law relates to corporate governance and in general seeks to improve such matters as the professionalization of senior management at corporations, the transparency of information, and the assessment and resolution of possible conflicts of interest. The law establishes the requirement of at least an independent director for corporations, meeting certain requirements, which we meet. Such director has a preferential right to be a member of the Directors’ Committee, which position, in turn, grants the director further powers. The new independent director may be elected by any shareholder with an ownership interest greater than 1% in the company, but he or she must satisfy several independence requirements with respect to the company and the company’s competitors, suppliers, customers and majority shareholders. This law also refines the regulations regarding the information that companies must provide to the general public and to the SVS, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

In 2010, the Chilean Congress amended the environmental law establishing the new Ministry of Environment (Ministerio del Medio Ambiente), the Environmental Assessment Service (Servicio de Evaluación Ambiental) and the Superintendency of the Environment (Superintendencia del Medio Ambiente) and changing important environmental regulations in terms of setting up new agencies and introducing new provisions in procedures applicable to projects whose operations impact the environment. The new Ministry shall design and implement environmental policies relating to environmental conservation, sustainable growth and the protection of Chile’s renewable energy resources. In addition, it will be responsible for enacting emission and quality standard regulations as well as recovery and decontamination plans. The Environmental Assessment Service will pursue procedures at the Environmental Impact System where projects are environmentally approved or rejected. In procedures for obtaining the environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments. Moreover, summary procedures, such as Environmental Impact Statements, will allow such oppositions and comments under certain circumstances. Technical reports from governmental agencies would be considered bound for final decision. The Superintendency of the Environment will be an independent agency in charge of coordinating other governmental agencies in their environmental obligations. Likewise, it will receive, investigate and decide complaints concerning the infringement of environmental regulations and sanction violators deliver injunction orders or levy relevant fines.

There are currently no material legal or administrative proceedings pending against the Company with respect to any regulatory matter, except as discussed under “Safety, health and environmental regulations” below, and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, health and environmental regulations

Our operations in Chile are subject to both national and local regulations related to safety, health, and environmental protection.

In Chile, the main regulations on these matters that are applicable to SQM are the Code on Safety in Mining Operations, the Health Code, the Law on Subcontracting, and the Environmental Framework Law. The latter was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the National Service of Environmental Impact Assessment, and the Environmental Enforcement Superintendence. The Environmental Enforcement Superintendence will begin operations once the complementary legislation and regulation is enacted, which is expected to occur between 2010 and 2011.

Health and safety at work are fundamental aspects in the management of mining operations, which is why SQM has made constant efforts to maintain good health and safety conditions for the people working at its mining sites. In addition to the role played by the Company in this important matter, the government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The State, acting through the Ministry of Health and the National Service for Geology and Mining (“Sernageomin”), performs health and safety inspections and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act of 1989 (Ministry of Mining, Code on Safety in Mining Operations or “Reglamento de Seguridad Minera,” Supreme Decree DS No. 72, amended by DS No. 132/2002) protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. SQM’s Internal Mining Standards (“Reglamentos Internos Mineros”) establish our obligation to maintain a workplace that is safe and free of health risks, inasmuch as this is reasonably practicable. We must comply with the general provisions of the Health and Safety Act 1999 (Ministry of Health, Standards on Basic Sanitary and Environmental Conditions in the Workplace, or “Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo” DS No. 594, amended by DS No. 57/2003), our own internal standards, and the provisions of the Mine Health and Safety Act of 1989. In the event of non-compliance, the Ministry of Health and particularly the National Service for Geology and Mining are entitled to use their enforcement powers to ensure compliance with the law.

The new and modified Environmental Framework Law replaced the National Commission of the Environment (“Comisión Nacional de Medio Ambiente” or “CONAMA”) with the Ministry of the Environment, which now is the governmental agency responsible for coordinating and supervising environmental issues. Under the new Environmental Framework Law, we will continue to be required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. Now, with the above mentioned modifications to the Environmental Framework Law, the National Service of Environmental Impact Assessment, together with other public institutions with mandates related to the environment, evaluates environmental impact studies submitted for its approval, and also audits the environmental performance during the construction and operation of the projects. The Environmental Framework Law also promotes citizen participation in project evaluation and implementation.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, CONAMA approved a plan to reduce the atmospheric particulate levels below permissible levels by July of the same year, with certain amendments, by Decree No. 164/1999. Although we followed the plan, and reduced substantially the atmospheric particulate concentration levels at our production facilities at Maria Elena, as a result of the investments and processes implemented, we were not able to fully comply with the July 2000 timetable. A new plan was published by Decree No. 37/2004 on March 2004, and it called for an 80% reduction of the emissions of atmospheric particulate material in two years. We designed a new project to modify the milling and screening systems used in the processing of the caliche ore at María Elena facilities, in order to achieve the necessary reduction of particulate material emissions. An environmental impact study for this project was approved by CONAMA through Resolution No. 270 in October 2005. Upon issuing the approval for the environmental impact study, CONAMA issued the Decree No. 53975, authorizing this project as the one through which we would comply with the emission reductions required by Decree No. 37/2004. Construction of this project was completed in December of 2008, and currently the new plant is operating in good condition, which has allowed for the permanent closure of the old milling and screening facility at Maria Elena, reduced particulate material emissions, and consequently improved air quality in the area. Compliance of air quality standards required by law has to be assessed upon gathering air quality monitoring data for 3 consecutive years (2009 through 2011).

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coast-town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our participation in particulate matter emissions is very small (less than 0.50% of the total). However, a decontamination plan was developed by CONAMA, and its formal approval is expected during 2010. During 2008 and 2009, SQM implemented control measures for particulate emissions in our port operations according to the requirements of this plan.

We continuously monitor the impact of our operations on the environment and have made, from time to time, modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and applying an Environmental Management System (“EMS”) to continuously improve our environmental performance.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

Organizational structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, and Ajay SQM Chile S.A., which is 51% owned by SQM. The following is a summary of our main subsidiaries.

			SQM beneficial
		Country of	ownership interest
Main subsidiaries	Activity	incorporation	(direct/indirect)

SQM Nitratos S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM.	Chile	100%
SQM Industrial S.A.	Produces and markets the Company’s products directly and through other subsidiaries and affiliates of SQM.	Chile	100%
SQM Salar S.A.	Exploits the Salar de Atacama to produce and market the Company’s products directly and through other subsidiaries and affiliates of SQM.	Chile	100%
Minera Nueva Victoria S.A.	Produces and markets the Company’s products directly and through other subsidiaries and affiliates of SQM.	Chile	100%
Servicios Integrales de Tránsitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities.	Chile	100%
Soquimich Comercial S.A.	Markets the Company’s specialty plant nutrients products domestically and imports fertilizers for resale in Chile.	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets the Company’s iodine derivatives.	Chile	51%

SQM beneficial
		Country of	ownership interest
Main subsidiaries	Activity	incorporation	(direct/indirect)

Sales and distribution subsidiaries in the United States, Belgium, Brazil, Venezuela, Ecuador, Peru, Argentina, Mexico, South Africa and other locations.	Market the Company’s products throughout the world.	Various

Concessions, extraction yields and reserves for the caliche ore mines and salar brines

Concessions for the caliche ore mines and salar brines

Approximately 67% of our total mining concessions are held pursuant to exploitation concessions and 33% pursuant to exploration concessions, not including areas within the Salar de Atacama. Of the exploitation concessions, approximately 85% have been already granted pursuant to applicable Chilean law, and approximately 15% are in the process of being granted. Of the exploration concessions, approximately 90% have been already granted pursuant to applicable Chilean law, and approximately 10% are in the process of being granted. The Chilean government owns a significant part of the surface land covering our exploration and exploitation concessions.

We made payments to the Chilean government for our exploration and exploitation concessions of US$7.7 million in 2009.

Additional mining operations leased in the Salar De Atacama region

SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 228,270 hectares of land in the Salar de Atacama in northern Chile. These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A. (the “Lease Agreement”). Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. In addition, Corfo may not unilaterally terminate the Lease Agreement, except in the event SQM Salar S.A. is converted into another type of company, the insolvency of SQM Salar S.A., or in the event of non-payment of certain amounts due under the Lease Agreement. The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030. SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines. In the years 2009, 2008 and 2007, royalty payments amounted to US$17.5 million, US$17.7 million and US$13.9 million.

In addition to the mining rights leased to SQM Salar S.A. described above, Corfo has exclusive mining rights covering a total area of approximately 65,200 additional hectares in the Salar de Atacama. Under the terms of the Salar de Atacama project agreement between Corfo and SQM Salar S.A. (the “Project Agreement”), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in those 65,200 hectares of the Salar de Atacama. The Project Agreement expires on December 31, 2030.

The following table sets forth our exploitation and exploration concessions, both granted and in process of being granted, as of December 31, 2009.

	Exploitation concessions		Exploration concessions		Total
Mines	Total number	Hectares	Total number	Hectares	Total number	Hectares

Pedro de Valdivia	584	148,802	1	300	585	149,102
El Toco(1)	615	182,804	25	4,900	640	187,704
Pampa Blanca(1)	464	137,112	1	200	465	137,312
Nueva Victoria	342	89,157	18	11,300	360	100,457
Salar de Atacama	447	277,075	2,502	996,900	2,949	1,273,975

Subtotal mines	2,452	834,950	2,547	1,013,600	4,999	1,848,550
Other caliche areas	7,777	1,720,000	733	253,300	8,510	1,973,300
Other salars and other areas	585	116,933	210	53,500	795	170,433

Subtotal other areas	8,362	1,836,933	943	306,800	9,305	2,143,733

Total	10,814	2,671,883	3,490	1,320,400	14,304	3,992,283

(1)	Operations at the El Toco and Pampa Blanca mines were temporarily suspended in March 2010.

Extraction yields

The following table sets forth certain operating data relating to each of our mines:

(in thousands, unless otherwise stated)	2009	2008	2007

Pedro de Valdivia
Metric tons of ore mined	11,631	11,003	10,670
Average grade nitrate (% by weight)	7.3	7.1	7.5
Iodine (parts per million (ppm))	363	345	354
Metric tons of crystallized nitrate produced	434	407	422
Metric tons of iodine produced	2.6	2.2	2.3

María Elena(1)
Metric tons of ore mined	5,443	4,683	4,651
Average grade nitrate (% by weight)	6.8	7.1	7.4
Iodine (ppm)	375	358	363
Metric tons of crystallized nitrate produced	155	151	167
Metric tons of iodine produced	1.2	1.0	1.0

Coya Sur(2)
Metric tons of crystallized nitrate produced	193	302	257

Pampa Blanca(1)
Metric tons of ore mined	3,785	3,811	3,108
Iodine (ppm)	645	533	527
Metric tons of iodine produced	1.2	1.1	1.1

Nueva Victoria
Metric tons of ore mined	17,326	15,760	12,285
Iodine (ppm)	463	475	495
Metric tons of iodine produced	5.1	4.0	3.7

Salar de Atacama
Metric tons of lithium carbonate produced(3)	14	30	30
Metric tons of potassium chloride produced	886	700	611
Metric tons of potassium sulfate produced	189	163	157
Metric tons of boric acid produced	5	8	7

(1)	Operations at the El Toco and Pampa Blanca mines were temporarily suspended in March 2010.

(2)	Includes production at Coya Sur from treatment of fines from María Elena and Pedro de Valdivia, nitrates from pile treatment at Pampa Blanca and net production from NPT, or “technical (grade) potassium nitrate,” plants.

(3)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen.

Reserves for the caliche ore deposits

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The proven and probable reserve figures presented below are estimates, and no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves. Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine indicated resources. By adjusting such indicated resources to account for technical, economic and legal factors, it is possible to calculate probable reserves. Probable reserves are calculated by evaluating polygons and have an uncertainty or error margin greater than that of proven reserves. However, the degree of certainty of probable reserves is high enough to assume continuity between points of observation.

Probable reserves are the economically mineable part of an “indicated mineral resource” and, in some circumstances, a “measured mineral resource.” An indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. A measured mineral resource is the part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

Proven reserves are the economically mineable part of a measured mineral resource. The calculation of the reserves includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

The calculation of the reserves includes diluting of materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.

Proven and probable reserves are determined using extensive drilling, sampling and mine modeling, in order to estimate potential restrictions on production yields, including cut-off grades, ore type, dilution, waste-to-ore ratio and ore depth. Economic feasibility is determined on the basis of this information.

Our estimates of our proven reserves of caliche ore at each of our mines as of December 31, 2009 are as follows:

	Proven reserves(1)	Nitrate average grade	Iodine average grade
Mine	(millions of metric tons)	(percentage by weight)	(parts per million)

Pedro de Valdivia	166.6	7.1%	368
El Toco(3)	137.9	7.3%	412
Pampa Blanca(1)(3)	71.7	5.6%	544
Nueva Victoria	305.0	5.9%	458

In addition, our estimates of our probable reserves of caliche ore at each of our principal mines as of December 31, 2009, are as follows:

	Probable reserves(1)(2)	Nitrate average grade	Iodine average grade
Mine	(millions of metric tons)	(percentage by weight)	(parts per million)

Pedro de Valdivia	85.2	6.9%	482
El Toco(3)	97.8	7.3%	380
Pampa Blanca(3)	447.8	5.8%	538
Nueva Victoria(2)	102.4	5.8%	396

(1)	The proven and probable reserves set forth in the tables above are shown before losses related to exploitation and mineral treatment. Proven and probable reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)	Probable reserves can be expressed as proven reserves using a conversion factor. On average, this conversion factor is higher than 60%. This factor depends on geological conditions and caliche ore continuity, which vary from mine to mine. The difference between the probable reserve amounts and the converted probable reserve amounts is the result of the lower degree of certainty pertaining to probable reserves compared with proven reserves.

(3)	Operations at El Toco and Pampa Blanca mines were temporarily suspended in March 2010.

The proven and probable reserves shown above are the result of exploration and evaluation of approximately 16% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 84% of this area has not been explored yet or has limited reconnaissance as inferred or hypothetical resources. Reserves shown in these tables are calculated based on mining properties that are not involved in any legal disputes between SQM and other parties.

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions. In 2009, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 7,992 hectares. Additionally, we conducted general explorations based on a closer grid pattern of drill-holes over a total area of approximately 296 hectares and, in addition, carried out in-depth sampling of approximately 2,384 hectares (674 hectares at Pedro de Valdivia, 33 hectares at María Elena and 1,677 hectares at Nueva Victoria). The exploration and development program in 2010 calls for a basic reconnaissance program over a total area of 2,471 hectares, general exploration over a total area of about 86 hectares and, in addition, in-depth sampling of approximately 1,642 hectares.

Reserves for the Salar de Atacama brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have exploration concessions of approximately 819.2 square kilometers where we have carried out brine sampling and geostastical analysis. We estimate that proven and probable reserves, based on economic restrictions, geostatistical analysis and brine sampling up to a depth of 30 and 50 meters in some areas and up to a depth of 200 meters in approximately 5% of our total exploration concessions, are as follows:

	Proven reserves(1)	Probable reserves(1)
	(millions of metric tons)	(millions of metric tons)

Potassium (K +)(2)	50.4	11.3
Sulfate (SO4 [2]−)(3)	37.2	2.2
Lithium (Li +)(4)	2.7	2.7
Boron (B 3+)(5)	1.1	0.2

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition, which changes over time, and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from approximately 47% to 77%.

(3)	Recoveries for sulfate vary from approximately 27% to 45%.

(4)	Recoveries for lithium vary from approximately 28% to 37%.

(5)	Recoveries for boron vary from approximately 28% to 32%.

The proven and probable reserves are based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. To evaluate reserves, we conduct a geostatistical study using the Kriging Method in 2D. We calculate the quality of brine effectively drainable or exploitable in each evaluation unit. We consider chemical parameters to determine the process to be applied to the brines. Based on the chemical characteristics, the volume of brine and drainable percentage, we determine the number of metric tons for each of the chemical ions. Proven reserves are defined as those geographical blocks that comply with a Kriging method estimation error of up to 15%. In the case of probable reserves, the selected blocks must comply with an estimation error between 15% and 35%. Blocks with an error greater than 35% are not considered in the evaluation of reserves. This procedure is used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

Ports and water rights

We operate port facilities at Tocopilla in the North of Chile for shipment of products and delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized and annual concession fees are paid by us. We also hold water rights for a supply of water from rivers and wells near our production facilities sufficient to meet our current operational requirements.

Transportation and storage facilities

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

The main center for our production and storage of raw materials is the hub composed of the facilities in Coya Sur, Pedro de Valdivia and María Elena. Our Salar de Atacama facilities constitute the second largest concentration of plants and raw material storage. Other facilities include Nueva Victoria, Pampa Blanca, and the lithium carbonate and lithium hydroxide finishing plants. The Tocopilla port terminal (“Tocopilla Port Terminal”), which we own, is the main facility for storage and shipment of our products.

Nitrate raw materials are produced and first stored at our Pedro de Valdivia mine, and then transported by rail to the plants described in the next paragraph, for further processing. Nitrate raw material was also produced at our El Toco and Pampa Blanca mining facilities until operations were temporarily suspended in March 2010 at these locations. Nitrate raw material produced at these two facilities were transported by conveyor belt (El Toco) and trucks (Pampa Blanca) to plants for further processing.

Nitrate finished products are produced at our facilities in María Elena and Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk.

Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by truck owned by a third-party dedicated contractor. Product transported to Coya Sur is used as a raw material for the production of potassium nitrate or for potassium chloride finished product.

Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and are then transported by truck to the Tocopilla Port Terminal.

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility in the Salar del Carmen area, where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored on the premises and are subsequently transported by truck to Tocopilla Port Terminal or to the Antofagasta terminal for shipment on charter vessels or container vessels.

Iodine raw material, obtained in the same mines as the nitrates, is processed, bagged and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to Antofagasta or Iquique for vessel container transport or by truck to Santiago, where iodine derivatives are produced.

The facilities at Tocopilla Port Terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Salar de Atacama. Our subsidiary, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT) operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The port also complies with ISPS (International Ship and Port Facility Security Code) regulation. The Tocopilla Port Terminal facilities include a railcar dumper to transfer bulk product into the conveyor belt system used to store and ship bulk product.

Storage facilities consist of a six silo system, with a total production capacity of 55,000 metric tons, and an open storage area for approximately 230,000 metric tons. Additionally, to meet future storage needs, the Company will continue to make investments in accordance with the investment plan outlined by management. Products are also bagged at port facilities in Tocopilla, where the bagging capacity is approximately 300,000 metric tons per year.

For shipping bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in Tocopilla Port Terminal dock and unloaded by vessel cranes into the hatches. Both bulk and bagged trucks are loaded in Tocopilla Port Terminal for transferring product directly to customers or for container vessels shipping from other ports, mainly Antofagasta, Mejillones and Iquique.

Bulk carrier loading in the Tocopilla Port Terminal is mostly contracted to transfer product to our hubs around the world or for shipping to customers, which in limited cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer-owned equipment.

Tocopilla processes related to the reception, handling, storage, and shipment of bulk/packaged nitrates produced in Coya Sur are certified by third party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

Research and development, patents and licenses

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. The areas of research cover topics such as chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products.

There are four units that perform this function each of which reports to one of the Senior VP of Nitrate and Iodine Operations, to the Senior VP of Nueva Victoria Operations, to the Senior VP of Salar Operations, and to the Senior VP of Safety, Health and Environment.

Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, and (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, to improve the physical quality of our prilled products and to reduce dust emissions and caking by applying specially-designed additives for our products handled in bulk.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the United States, Chile, and in other countries when necessary.

For the years ended December 31, 2009, 2008, and 2007, we spent US$4.6 million, US$2.6 million, and US$2.8 million, respectively, on research and development activities.

Employees

As of December 31, 2009, we had 4,387 employees, of whom 226 were employed outside of Chile. The average tenure of our full-time employees is approximately 8.4 years.

	2009	2008	2007	2006	2005

Employees in Chile	4,161	4,332	3,515	3,415	3,350
Employees outside of Chile	226	229	231	330	322

Total employees	4,387	4,561	3,746	3,745	3,672

Of our permanent employees in Chile, 70% are represented by 28 labor unions, which represent their members in collective negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

In addition, the Company owns all of the equity of Institución de Salud Previsional Norte Grande Limitada (“Isapre Norte Grande”), which is a health care organization that provides medical services primarily to our employees and Sociedad Prestadora de Servicios de Salud Cruz de Norte S.A. (“Prestadora”), which is a hospital in María Elena. We make contributions to Isapre Norte Grande and to Prestadora in accordance with Chilean laws and the provisions of our various collective bargaining agreements, but we are not otherwise responsible for its liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits provided by the Company.

We provide housing and other facilities and services for employees and their families at the María Elena site.

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Sociedad Administradora de Fondos de Pensiones (“AFP”). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We, however, sponsor staff severance indemnities plans for employees in SQM and our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, resignation or retirement.

We have experienced no strikes or significant work stoppages in the last 15 years and consider the relationship with our employees to be good.

At the end of 2008, we offered the unions the possibility to negotiate in advance their collective labor contracts. To date, we have concluded negotiations with 24 labor unions, representing 87% our total unionized workers, signing new agreements which will last for three years. We expect to finish negotiations with the remaining unions during the first half of 2010.

Legal proceedings

The Company is party to various lawsuits arising in the ordinary course of business. We believe it is unlikely that any losses associated with such lawsuits will significantly affect the Company’s results of operations, financial position, and cash flows.

Consolidated Financial Statements
Sociedad Quimica y Minera de Chile S.A. and Subsidiaries

As of December 31, 2009, 2008 and 2007
and for each of the three years in the period ended December 31, 2009
(A translation of the original in Spanish—see note 2 (b))

Ch$	—	Chilean pesos
ThCh$	—	Thousands of Chilean pesos
US$	—	United States dollars
ThUS$	—	Thousands of United States dollars
ThEuro	—	Thousands of Euros
UF	—	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Report of independent auditors
(Translation of a report originally issued in Spanish)

To the Shareholders and Directors of
Sociedad Química y Minera de Chile S.A.:

1. We have audited the accompanying consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2009. These financial statements (that include corresponding notes) are the responsibility of the management of Sociedad Química y Minera de Chile S.A. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2009, 2008 and 2007 and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in Chile.

4. As indicated in the Note 29 to the consolidated financial statements, effective January 1, 2010 Sociedad Química y Minera de Chile S.A. will adopt International Financial Reporting Standards (IFRS).

ERNST & YOUNG LTDA.

Santiago, Chile
February 25, 2010

Sociedad Quimica y Minera de Chile S.A.
Consolidated balance sheets
(A translation of the original in Spanish—see note 2 (b))

		As of December 31,
	Notes	2009	2008	2007
		ThUS$	ThUS$	ThUS$

ASSETS
Current assets
Cash and cash equivalent	2y	530,394	303,799	164,212
Time deposits		15,043	20,121	—
Accounts receivable, net	4	309,765	328,041	249,718
Other accounts receivable, net	4	16,058	6,743	6,249
Accounts receivable from related companies	5	68,656	51,027	35,767
Inventories, net	6	637,689	540,727	387,768
Recoverable taxes		68,903	37,081	31,322
Prepaid expenses		5,275	5,490	4,197
Deferred income taxes	7	5,377	34,802	—
Other current assets		87,971	11,583	24,721

Total current assets		1,745,131	1,339,414	903,954

Property, plant and equipment, net	8	1,324,405	1,119,920	983,449

Other assets
Investments in related companies	9	55,205	36,951	23,935
Goodwill, net	10	29,725	31,901	34,236
Negative goodwill, net	10	(1,073)	(1,279)	(1,291)
Long-term accounts receivable, net	4	4,209	767	604
Long-term accounts receivable from related companies	5	—	2,000	2,000
Intangible assets, net		2,514	3,115	3,814
Other long-term assets	11	43,018	34,426	35,618

Total other assets		133,598	107,881	98,916

Total assets		3,203,134	2,567,215	1,986,319

The accompanying notes form an integral part of these consolidated financial statements

Sociedad Quimica y Minera de Chile S.A.
Consolidated balance sheets
(A translation of the original in Spanish—see note 2 (b))

		As of December 31,
	Notes	2009	2008	2007
		ThUS$	ThUS$	ThUS$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank debt	12	70,368	133,355	1,807
Current portion of the long-term bank debt	12	151,158	451	801
Promissory notes	13	29,363	—	—
Current portion of bonds payable	13	16,243	7,929	8,868
Dividends payable		831	656	531
Accounts payable		182,958	109,763	103,922
Other accounts payable		350	357	1,820
Notes and accounts payable to related companies	5	3,892	178	1,987
Accrued liabilities	14	37,191	30,414	22,314
Withholdings		32,066	32,252	22,931
Income taxes		1,298	89,186	9,514
Deferred income	30	16,536	31,722	10,858
Deferred income taxes	7	—	—	6,214
Other current liabilities		3,220	9,643	855

Total current liabilities		545,474	445,906	192,422

Long-term liabilities
Long-term bank debt	13	365,000	230,000	180,000
Bonds payable	13	670,221	285,940	306,651
Other accounts payable		187	397	731
Deferred income taxes	7	56,520	57,485	55,409
Long-term accrued liabilities	14	53,026	37,310	22,671

Total long-term liabilities		1,144,954	611,132	565,462

Minority interest	16	46,093	47,069	45,999

Shareholders’ equity	17
Paid-in capital		477,386	477,386	477,386
Other reserves		162,084	159,721	163,442
Retained earnings		827,143	826,001	541,608

Total shareholders’ equity		1,466,613	1,463,108	1,182,436

Total liabilities and shareholders’ equity		3,203,134	2,567,215	1,986,319

The accompanying notes form an integral part of these consolidated financial statements

Sociedad Quimica y Minera de Chile S.A.
Consolidated statements of income
(A translation of the original in Spanish—see note 2 (b))

		For the years ended December 31,
	Notes	2009	2008	2007

		ThUS$	ThUS$	ThUS$

Operating results
Sales		1,436,891	1,774,119	1,187,527
Cost of sales		(916,088)	(1,056,254)	(857,765)

Gross margin		520,803	717,865	329,762
Selling and administrative expenses		(78,895)	(85,709)	(70,273)

Operating income		441,908	632,156	259,489

Non-operating results
Non-operating income	18	40,472	40,590	25,948
Non-operating expenses	18	(77,458)	(59,896)	(53,032)

Non-operating loss		(36,986)	(19,306)	(27,084)

Income before income taxes and minority interest		404,922	612,850	232,405
Income tax expense	7	(76,532)	(107,951)	(48,592)

Income before minority interest		328,390	504,899	183,813
Minority interest	16	(1,334)	(3,492)	(3,792)

Net income for the year		327,056	501,407	180,021

The accompanying notes form an integral part of these consolidated financial statements

Sociedad Quimica y Minera de Chile S.A.
Consolidated statements of cash flows
(A translation of the original in Spanish—see note 2 (b))

		For the years ended December 31,
	Notes	2009	2008	2007
		ThUS$	ThUS$	ThUS$

Cash flows from operating activities
Net income for the year		327,056	501,407	180,021
Charges (credits) to income not representing cash flows:
Depreciation expense	8	151,721	110,575	97,826
Amortization of intangible assets		652	698	712
Write-offs and accruals		42,036	44,710	34,063
Gain on equity investments in related companies		(5,717)	(14,358)	(3,643)
Loss on equity investments in related companies		1,256	—	77
Amortization of goodwill	10	2,176	2,215	2,252
Gain on sale of property, plant and equipment		(228)	(2,793)	87
Gain on sale of investments		—	(1,387)	(1,316)
Other credits to income not representing cash flows	22	(12,269)	(4,979)	(1,745)
Other charges to income not representing cash flows	22	155,575	205,986	108,075
Foreign exchange difference, net		7,576	15,897	(2,212)
Net changes in perating assets and liabilities (increase) decrease:
Trade accounts receivable		23,320	(184,713)	(25,830)
Inventories		(119,865)	(193,469)	(34,983)
Other assets		(33,109)	1,976	(6,437)
Accounts payable		435	61,156	(4,000)
Interest payable		11,434	1,729	582
Net income taxes payable		(174,452)	(42,073)	(23,541)
Other accounts payable		(17,221)	(15,147)	(2,760)
VAT and taxes payable		9,644	(33,608)	(9,726)
Minority interest	16	1,334	3,492	3,792

Net cash provided from operating activities		371,354	457,314	311,294

Cash flows from financing activities
Proceeds from short term bank financing		411,527	280,000	—
Proceeds from issuance of bonds		372,347	—	—
Payment of dividends		(345,647)	(212,831)	(94,910)
Repayment of bank financing		(190,333)	(100,000)	(57,089)
Payment of bonds payable		(35,402)	(5,573)	(5,131)
Payment of bond issuance and placement expenses		(8,093)	—	—
Other financing disbursements		(1,908)	—	—

Net cash provided by (used in) financing activities		202,491	(38,404)	(157,130)

Cash flows from investing activities
Sales of property, plant and equipment		1,810	25,969	2,498
Sales of investments in related companies		—	1,688	1,478
Sales of other investments		20,121	—	—
Other investing income		2,170	721	399
Additions to property, plant and equipment		(357,007)	(275,893)	(165,640)
Capitalized interest		(19,231)	(10,723)	(12,388)
Investments in related companies		(3,580)	—	—
Time deposits		(15,043)	(20,121)	—
Other disbursements		(2,200)	(448)	(513)

Net cash used in investing activities		(372,960)	(278,807)	(174,166)

Effect of inflation on cash and cash equivalents		25,710	(516)	272

Net change in cash and cash equivalents		226,595	139,587	(19,730)
Beginning balance of cash and cash equivalents		303,799	164,212	183,942

Ending balance of cash and cash equivalents		530,394	303,799	164,212

The accompanying notes form an integral part of these consolidated financial statements

Sociedad Quimica y Minera de Chile S.A.
Notes to consolidated financial statements
(A translation of the original in Spanish—see note 2 (b))

Note 1—	Company background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Subsidiary Soquimich Comercial S.A. was registered with the SVS on January 11, 1993 under the registration number 0436.

References herein to “Parent Company” are to Sociedad Química y Minera de Chile S.A. and references herein to the “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A. together with its consolidated subsidiaries and the companies in which Sociedad Química y Minera de Chile S.A. holds significant equity interest.

Note 2—	Summary of significant accounting policies

a)	Accounting period

These consolidated financial statements have been prepared as of December 31, 2009, 2008 and 2007 and for the years then ended.

b)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to collectively as the “Company.”

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

c)	Reporting currency

The consolidated financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

Notes to consolidated financial statements—Continued

d)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2008 and 2007 consolidated financial statements.

e)	Basis for consolidation

In accordance with SVS Circular No. 1,697 and Technical Bulletins No. 64 and 72 from the Chilean Association of Accountants, the Company has prepared consolidated financial statements that include the assets, liabilities, income and cash flows of the subsidiaries indicated in the tables below:

	Direct or indirect ownership as of December 31,
Foreign subsidiaries	2009	2008	2007
	%	%	%

Nitratos Naturais Do Chile Ltda.	100.00	100.00	100.00
Nitrate Corporation of Chile Ltd.	100.00	100.00	100.00
SQM North America Corporation.	100.00	100.00	100.00
SQM Europe N.V.	100.00	100.00	100.00
Soquimich S.R.L. Argentina	100.00	100.00	100.00
Soquimich European Holding B.V.	100.00	100.00	100.00
SQM Corporation N.V.	100.00	100.00	100.00
SQI Corporation N.V.	100.00	100.00	100.00
SQM Comercial de Mexico S.A. de C.V.	100.00	100.00	100.00
North American Trading Co.	100.00	100,00	100.00
Administración y Servicios Santiago S.A. de C.V.	100.00	100.00	100.00
SQM Peru S.A.	100.00	100.00	100.00
SQM Ecuador S.A.	100.00	100.00	100.00
SQM Nitratos Mexico S.A.	51.00	51.00	51.00
SQMC Holding Corporation L.L.P.	100.00	100.00	100.00
SQM Investmet Corporation N.V.	100.00	100.00	100.00
SQM Brasil Ltda.	100.00	100.00	100.00
SQM France S.A.	100.00	100.00	100.00
SQM Japan Co. Ltda.	100.00	100.00	100.00
Royal Seed Trading A.V.V.	100.00	100.00	100.00
SQM Oceania PTY	100.00	100.00	100.00
RS Agro-Chemical Trading A.V.V.	100.00	100.00	100.00
SQM Indonesia	80.00	80.00	80.00
SQM Virginia L.L.C.	100.00	100.00	100.00
Agricolima S.A. de C.V.	—	—	100.00
SQM Venezuela S.A.	100.00	100.00	100.00
SQM Italia SRL	100.00	100.00	100.00
Comercial Caiman Internacional S.A.	100.00	100.00	100.00
SQM Africa PTY.	100.00	100.00	100.00
SQM Lithium Specialties LLP	100.00	100.00	100.00
SQM Dubai—Fzco(*)	—	100.00	100.00
Fertilizantes Naturales S.A.	66.67	66.67	66.67
Iodine Minera B.V.	100.00	100.00	100.00
SQM Agro India PVT. Ltd.	100.00	—	—

(*)	As a result of the joint venture agreement signed with the Roullier Group for SQM Dubai Fzco., our share in that entity decreased to 50% and, therefore this entity is not consolidated as of December 31, 2009.

Notes to consolidated financial statements—Continued

	Direct or indirect ownership as of December 31,
Domestic subsidiaries	2009	2008	2007
	%	%	%

Comercial Hydro S.A.	60.64	60.64	60.64
SQM Potasio S.A.	100.00	100.00	100.00
SQM Nitratos S.A.	100.00	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00	51.00
SQMC Internacional Ltda.	60.64	60.64	60.64
SQM Industrial S.A.	100.00	100.00	100.00
Isapre Norte Grande Ltda.	100.00	100.00	100.00
Almacenes y Depositos Ltda.	100.00	100.00	100.00
Servicios Integrales de Transito y Transferencia S.A.	100.00	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64	60.64
SQM Salar S.A.	100.00	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00	100.00
Proinsa Ltda.	60.58	60.58	60.58
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A	100.00	100.00	100.00
Exploraciones Mineras S.A.	100.00	100.00	100.00
Agrorama Callegari Ltda.(*)	42.45	—	—

(*)	Agrorama Callegari Ltda. was consolidated because the Company has control through its subsidiary Soquimich Comercial S.A.

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation. In addition, the share of minority investors has been recognized under minority interest.

f)	Price-level restatement

In accordance with Chilean GAAP the financial statements of domestic subsidiaries that maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year of (2.3%), 8.9% and 7.4% in 2009, 2008 and 2007, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-US dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Notes to consolidated financial statements—Continued

g)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$507.10 per US$1 at December 31, 2009, Ch$636.45 per US$1 at December 31, 2008, and Ch$496.89 per US$1 at December 31, 2007.

The values of the Unidad de Fomento (UF) used to convert UF-denominated assets and liabilities to pesos (dollars) as of December 31, 2009, 2008 and 2007 were Ch$20,942.88 (US$41.30), Ch$21,452.57 (US$33.71), and Ch$19,622.66 (US$39.49) respectively.

ii)	Translation of non-U.S. dollar financial statements

a) For those subsidiaries and affiliates located in Chile and which keep their accounting records in price-level adjusted Chilean pesos:

•	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level adjustment.

•	Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account in the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

•	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

b) The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:

•	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.

•	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.

•	Any exchange differences are included in the results of operations for the period.

Foreign exchange differences for the years ended December 31, 2009, 2008 and 2007 generated net earnings (loss) of ThUS$ (7,576), ThUS$ (15,897), and ThUS$ (2,212) respectively, which have been charged to the consolidated statements of income in each respective period.

Notes to consolidated financial statements—Continued

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at December 31, as follows:

	2009	2008	2007
	US$	US$	US$

Brazilian real	1.74	2.34	1.77
New Peruvian sol	2.88	3.14	2.99
Argentine peso	3.83	3.47	3.15
Japanese yen	92.10	91.03	114.15
Euro	0.69	0.72	0.68
Mexican peso	13.04	13.77	10.90
Australian dollar	1.12	1.45	1.15
Pound sterling	0.62	0.67	0.49
Ecuadorian sucre	1.00	1.00	1.00
South African rand	7.40	9.28	6.81

h)	Time deposits

Time deposits are recorded at cost plus accrued interest.

i)	Inventories

Inventories of finished products and products in process are stated at production cost determined using weighted average method, which is presented net of provisions. Provisions have been made based on technical studies which cover different variances affecting our products (density, humidity, and others).

Materials and supplies are stated at acquisition cost.

The cost of inventories does not exceed their net realizable value.

j)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probability of unrecoverability of accounts receivable determined on the basis of a case-by-case analysis of the situations of customers.

This allowance is presented as a deduction from Trade accounts receivable, Notes receivable and Other accounts receivable.

k)	Property, plant and equipment

Property, plant, equipment (“PP&E”) and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were revalued in accordance with a technical appraisal performed in 1988.

Notes to consolidated financial statements—Continued

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expense as incurred.

The Company obtains property rights and mining concessions from the Chilean State. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets and are amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

l)	Depreciation of property, plant and equipment

Depreciation for the period is calculated according to the straight-line method based on the remaining technical useful lives of assets, estimated by Management.

Estimated
years of
useful life

Mining concessions	7—13
Building and infrastructure	3—80
Machinery and equipment	3—35
Other	2—30

m)	Assets acquired through financial lease

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a maximum period of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production are capitalized under Other long-term assets and amortized using a units-of-production method over the associated proven and probable reserves estimations. The

Notes to consolidated financial statements—Continued

Company determines its proven and probable reserves based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate mineral volumes and composition.

All other mine exploration costs, including expenses related to low grade mineral resources rendering the reserves not economically exploitable, are charged to the results of operations in the period in which they are incurred.

p)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in Other Assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean

Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of the investee’s Board of Directors, have been valued using the equity method.

q)	Goodwill and negative goodwill

Until December 31, 2003, goodwill was calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill arose when the net book value exceeds the purchase price of companies acquired. Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants that changed the basis for accounting for goodwill and negative goodwill, introducing the fair value of the acquired net assets as the basis to be compared with purchase price in a business combination in order to determine goodwill or negative goodwill.

Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment is measured.

Both goodwill and negative goodwill are amortized based on the estimated period of investment return, which is generally 20 and 10 years for goodwill and negative goodwill, respectively. Negative goodwill recognized on the acquisition of Minera Nueva Victoria S.A. in 2006 relates to the mining concessions held by this company. This negative goodwill will be amortized in the same period as the underlying concessions once the Company starts to extract minerals from the Minera Nueva Victoria’s deposits.

Notes to consolidated financial statements—Continued

r)	Reverse purchase agreements

These operations are recorded in Other current assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Current and deferred income taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for the mining activity (also referred to as “mining royalty”) on an accrual basis.

The Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1,466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. As a transitional provision at the date of adoption of those regulations, a contra asset or liability (also referred to as “complementary”) has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates that will be in effect at the time of reversal.

Deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence it is more-likely-than-not that some portion of the deferred tax assets will not be realized.

t)	Staff severance indemnities

The Company calculates the liability for staff severance indemnities in accordance with the Technical Bulletin No. 8 of the Chilean Association of Accountants. The liability is determined based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of 8%.

u)	Revenue recognition

Operating revenues are recognized on the date of physical delivery of the products, in accordance with the conditions of the respective sales arrangements, in conformity with Technical Bulletin No. 70 of the Chilean Association of Accountants. Sales invoices issued for goods not delivered to the customers prior to balance sheet date are recorded in deferred income.

v)	Derivative contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized in income on the accrual basis and gains recognized when realized.

Notes to consolidated financial statements—Continued

w)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 1,819 dated November 14, 2006 of the SVS, computer systems acquired by the Company are recorded at cost.

x)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

y)	Cash and cash equivalents

Included in cash and cash equivalents are cash and bank balances, time deposits, financial instruments classified as marketable securities and other short-term investments maturing within 90 days, in compliance with Technical Bulletin No. 50 issued by the Chilean Association of Accountants.

The Company defines cash flows from operating activities as all inflows and outflows of cash that are directly related to its operations and, in general, all cash flows not defined as being from investing or financing activities.

The detail of cash and cash equivalents as of each balance sheet date is as follows:

	As of December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Cash	19,217	21,618	18,236
Time deposits	174,742	116,492	85,523
Mutual funds	336,435	165,689	60,453

Total	530,394	303,799	164,212

z)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

aa)	Bonds payable

Bonds are stated at the principal amount plus interest accrued. The difference between the carrying value and the placement value is capitalized and amortized over the life of the related bonds.

Notes to consolidated financial statements—Continued

ab)	Promissory notes

Promissory notes are valued at nominal amounts plus accrued interest.

ac)	Provisions for mine closure costs

The Company recognizes provisions to cover those costs associated with closure of mining facilities and mitigation of environmental damage at present value of the estimated future expenses. The amount determined is presented under accrued expenses in long-term liabilities.

ad)	Deferred income

Deferred income relate to the recognition of documented sales the delivery of which occurs subsequent to the balance sheet date.

ae)	Employee benefits

Benefits agreed other than staff severance indemnities which the Company and its subsidiaries will have to pay to its employees by virtue of agreements entered are recognized on an accrual basis.

Note 3—	Changes in accounting principles

During the period ended December 31, 2009, there were no changes in the application of Chilean GAAP compared to the prior year, which could significantly affect the interpretation of these consolidated financial statements.

Beginning January 1, 2008, the Company recognized the change in the functional currency (from Chilean pesos to US dollars) in which its consolidated subsidiary Soquimich Comercial S.A. was controlled for the purpose of reflecting the currency which represents better underlying transactions in the subsidiary and the control of the value of the investment hold by the Parent Company.

Notes to consolidated financial statements—Continued

Note 4—	Short-term and long-term accounts receivable

a) Short term and long-term accounts receivable and other accounts receivable as of December 31, 2009, 2008 and 2007 are detailed as follows:

							Total
	Up to 90 days			Between 90 days and 1 year			Short-term (net)
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Short-term
Trade Accounts Receivable	205,516	190,398	143,503	51,257	88,698	52,444	256,773	279,096	195,947
Allowance for Doubtful Accounts	—	—	—	—	—	—	(13,055)	(8,935)	(6,203)
Notes Receivable	53,319	43,060	43,784	16,100	17,773	19,459	69,419	60,833	63,243
Allowance for Doubtful Accounts	—	—	—	—	—	—	(3,372)	(2,953)	(3,269)

Accounts Receivable, Net							309,765	328,041	249,718

Other Accounts Receivable	14,127	7,822	7,355	2,587	312	71	16,714	8,134	7,426
Allowance for Doubtful Accounts	—	—	—	—	—	—	(656)	(1,391)	(1,177)

Other Accounts Receivable, Net							16,058	6,743	6,249

Long-term Receivables							4,209	767	604

Notes to consolidated financial statements—Continued

b) Consolidated Short-term and Long-Term Receivables—by Geographic Location

	Latin America and the Caribbean			Asia and Oceania			Chile			Europe			North America, Mexico and Canada			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total Short and Long-Term Accounts Receivable, Net

Balance	28,616	77,530	21,194	4,730	23,751	10,481	128,470	108,416	127,114	137,853	84,637	68,637	30,363	41,217	29,145	330,032	335,551	256,571

% of Total	8.67%	23.11%	8.26%	1.43%	7.08%	4.09%	38.93%	32.31%	49.54%	41.77%	25.22%	26.75%	9.20%	12.28%	11.39%	100.00%	100.00%	100.00%

Short-Term Accounts Receivable, Net

Sub Total Short-Term	28,616	77,530	21,194	4,730	23,751	10,481	124,261	107,649	126,510	137,853	84,637	68,637	30,363	41,217	29,145	325,823	334,784	255,967

% of Total	8.78%	23.16%	8.28%	1.45%	7.09%	4.09%	38.14%	32.15%	49.42%	42.31%	25.28%	26.82%	9.32%	12.32%	11.39%	100.00%	100.00%	100.00%

Net Short-Term Trade Accounts Receivable

Balance	22,318	75,653	15,596	4,709	23,602	9,832	61,830	48,848	69,421	124,767	84,375	66,599	30,094	37,683	28,296	243,718	270,161	189,744

% of Total	9.16%	28.00%	8.22%	1.93%	8.74%	5.18%	25.37%	18.08%	36.59%	51.19%	31.23%	35.10%	12.35%	13.95%	14.91%	100.00%	100.00%	100.00%

Net Short-Term Notes Receivable

Balance	5,461	1,706	4,950	—	—	490	48,096	56,174	53,713	12,490	—	429	—	—	392	66,047	57,880	59,974

% of Total	8.27%	2.95%	8.25%	—	—	0.82%	72.82%	97.05%	89.56%	18.91%	—	0.72%	—	—	0.65%	100.00%	100.00%	100.00%

Net Short-Term Other Accounts Receivable

Balance	837	171	648	21	149	159	14,335	2,627	3,376	596	262	1,609	269	3,534	457	16,058	6,743	6,249

% of Total	5.21%	2.53%	10.37%	0.13%	2.21%	2.54%	89.27%	38.96%	54.03%	3.71%	3.89%	25.75%	1.68%	52.41%	7.31%	100.00%	100.00%	100.00%

Long-Term Accounts Receivable, Net

Balance	—	—	—	—	—	—	4,209	767	604	—	—	—	—	—	—	4,209	767	604

% of Total	—	—	—	—	—	—	100.00%	100.00%	100.00%	—	—	—	—	—	—	100.00%	100.00%	100.00%

Notes to consolidated financial statements—Continued

Note 5—	Balances and transactions with related parties

Balances with related companies are generated by commercial transactions which accrue no interest under normal conditions in force for these type of operations in respect to term and market price.

Expiration conditions for each case vary depending on the underlying transaction.

On April 21, 2008, Inversiones SQ S.A. and SQH S.A. the entities which indirectly hold significant interest in the Company have acquired from Yara Netherland B.V. remaining 49% of shares of Inversiones SQYA S.A., which they did not posses prior to that transaction. Effective since that date Yara Group entities do not hold any interest in the Company and as such they are not related parties.

a) Amounts included in balances with related parties as of December 31, 2009, 2008 and 2007 are as follows:

	Short-term			Long-term
Accounts receivable	2009	2008	2007	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	292	143	103	—	—	—
Sociedad Inversiones Pampa Calichera S.A.	8	8	8	—	—	—
Inversiones PCS Chile S.A.	—	—	17	—	—	—
Doktor Tarsa Tarim Sanayi AS	7,304	13,641	4,349	—	—	—
Nutrisi Holding N.V.	1,741	1,702	1,800	—	—	—
Ajay Europe S.A.R.L.	1,492	4,061	6,838	—	—	—
Ajay North America LLC	2,914	2,520	2,706	—	—	—
Abu Dhabi Fertilizer Industries WWL	3,546	6,579	3,622	—	2,000	2,000
NU3 B.V.	1,883	772	720	—	—	—
SQM Agro India	—	595	363	—	—	—
SQM East Med Turkey	—	1,075	160	—	—	—
Misr Specialty Fertilizers (MSF)	289	632	616	—	—	—
Kowa Company Ltd.	15,764	18,170	14,465	—	—	—
Minera Saskatchewan Ltda. (PCS)	32,588	—	—	—	—	—
NU3 N.V. (Belgium)	—	1,129	—	—	—	—
SQM Thailand Co. Ltd.	835	—	—	—	—	—

Total	68,656	51,027	35,767	—	2,000	2,000

Notes to consolidated financial statements—Continued

b) Amounts included in balances with related parties as of December 31, 2009, 2008 and 2007 are as follows:

	Short-term
Accounts payable	2009	2008	2007
	ThUS$	ThUS$	ThUS$

SQM Thailand Co. Ltd.	—	178	110
NU3 B.V. (Belgium)	94	—	1,877
SQM Vitas	2,883	—	—
Callegari Agricola S.A.	234	—	—
Coromandel Fertilizers Limited	681	—	—

Total	3,892	178	1,987

There were no outstanding long-term accounts payable with related parties as of December 31, 2009, 2008 and 2007.

Notes to consolidated financial statements—Continued

c) During 2009, 2008 and 2007 principal transactions with related parties were as follows (1):

		Nature of	Amount of transaction			Effect on income - credit
Company	Relationship	transaction	2009	2008	2007	2009	2008	2007
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Ind. WWL	Investee	Sales of Products	7,385	9,302	5,434	2,053	2,849	1,123
	Investee	Financial Income	54	127	117	54	127	117
Ajay Europe SARL	Investee	Sales of Products	11,899	19,561	24,965	695	2,667	9,250
	Investee	Financial Income	—	10	10	—	10	10
	Investee	Dividends	—	118	—	—	—	—
Ajay North America LLC	Investee	Sales of Products	13,839	28,676	17,281	610	9,970	8,060
	Investee	Dividends	453	760	—	—	—	—
Kowa Company Ltd.	Shareholder	Sales of Products	59,233	100,633	84,701	15,321	41,066	50,770
	Shareholder	Sales of Services	185	—	—	—	—	—
Nu3 B.V.	Investee	Sales of Products	—	14,384	9,025	—	2,425	279
	Investee	Sales of Services	—	109	—	—	109	—
Nu3 N.V.	Investee	Sales of Products	—	18,166	6,545	—	5,716	2,026
Doktor Tarsa Tarim Sanayi AS	Investee	Sales of Products	11,030	15,590	7,577	1,134	6,492	2,159
SQM Agro India PVT LTD	Investee	Sales of Products	—	598	—	—	210	—
MISR Speciality	Investee	Sales of Products	170	733	—	9	320	—
	Investee	Financial Income	—	8	—	—	8	—
Nutrisi Holding N.V.	Investee	Financial Income	10,825	104	—	1,865	104	—
Sales de Magnesio Ltda.	Investee	Sales of Products	908	920	—	828	334	—
	Investee	Dividends	385	491	—	—	—	—
	Investee	Sales of Services	270	—	—	—	—	—
SQM Eastemed Turkey	Investee	Sales of Products	—	397	—	—	240	—
SQM Thailand Co. Ltd.	Investee	Sales of Products	1,716	83	—	351	69	—
Minera Saskatchewan Ltda. (PCS)	Shareholder	Sales of Products	34,949	—	—	16,839	—	—
	Shareholder	Sales of Services	540	—	—	—	—	—
Nutrisi Holding B.V.	Investee	Sales of Products	10,223	—	—	1,316	—	—
	Investee	Sales of Services	106	—	—	—	—	—

(1)	Transactions with related parties involving acquisitions and disposals of participations in other entities are discussed in Note 9.

Notes to consolidated financial statements—Continued

Note 6—	Inventories

As of December 31, 2009, 2008 and 2007 the net balance of inventories is detailed as follows:

	Short-term
Accounts payable	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Finished products	313,903	320,489	218,073
Work in process	300,161	188,069	145,209
Supplies	23,625	32,169	24,486

Total	637,689	540,727	387,768

Note 7—	Current and deferred income taxes

a) As of December 31, 2009, 2008 and 2007 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	668,670	813,716	381,272
Accumulated tax basis retained earnings without tax credit	107,832	132,773	56,332
Tax loss carry-forwards(1)	99,333	16,949	142,236
Credit for shareholders(2)	136,874	166,554	77,904

(1)	Tax losses in Chile can be carried forward indefinitely.

(2)	Corresponds to credit to income taxes that shareholders have in relation to distribution of dividends.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

Notes to consolidated financial statements—Continued

b) The deferred taxes as of December 31, 2009, 2008 and 2007 represented a net liability of ThUS$51,143, ThUS$22,683 and ThUS$61,623 respectively, and consisted of the following concepts:

	Deferred tax asset		Deferred tax liability
As of December 31, 2009	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$

Temporary differences
Allowance for doubtful accounts	1,976	1,732	—	—
Prepaid income	166	—	—	—
Vacation accrual	2,295	—	—	—
Unrealized gain on sale of products	53,274	—	—	—
Provision for obsolescence of non-current assets	—	3,433	—	—
Production expenses	—	—	39,660	—
Accelerated depreciation of property, plant and equipment	—	—	—	81,099
Exploration expenses	—	—	—	5,263
Capitalized interest	—	—	—	11,222
Staff severance indemnities	—	—	—	2,756
Fair value of property, plant and equipment	—	2,852	—	—
Capitalized expenses	—	—	—	2,015
Tax losses carry-forwards	—	18,206	—	—
Derivatives	—	—	10,948	—
Employee benefits	1,105	5,075	—	—
Deferred mining activity royalty taxes	886	—	4,017	4,546
Accrued interest	393	—	—	—
Other	4,538	13,237	1	1,485

Total gross deferred taxes	64,633	44,535	54,626	108,386
Total complementary accounts	—	—	—	(11,364)
Valuation allowance	(4,630)	(4,033)	—	—

Total deferred taxes	60,003	40,502	54,626	97,022

Deferred tax asset/liability, net	5,377	—	—	56,250

Notes to consolidated financial statements—Continued

	Deferred tax asset		Deferred tax liability
As of December 31, 2008	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$

Temporary differences
Allowance for doubtful accounts	1,029	897	—	—
Prepaid income	1,711	—	—	—
Vacation accrual	1,734	—	—	—
Unrealized gain on sale of products	76,633	—	—	—
Provision for obsolescence of non-current assets	—	3,940	—	—
Production expenses	—	—	29,774	—
Accelerated depreciation of property, plant and equipment	—	—	—	72,211
Exploration expenses	—	—	—	4,702
Capitalized interest	—	—	—	9,252
Staff Severance indemnities	—	—	—	1,935
Fair value of property, plant and equipment	—	3,153	—	—
Capitalized expenses	—	—	—	826
Tax losses carry-forwards	—	4,362	—	—
Derivatives	629	—	—	—
Employee benefits	11	2,904	—	—
Deferred mining activity royalty taxes	971	494	2,625	4,384
Accrued interest	504	—	—	—
Other	4,785	11,623	—	370

Total gross deferred taxes	88,007	27,373	32,399	93,680
Total complementary accounts	—	—	—	(13,515)
Valuation allowance	(20,806)	(4,693)	—	—

Total deferred taxes	67,201	22,680	32,399	80,165

Deferred tax asset/liability, net	34,802	—	—	57,485

Notes to consolidated financial statements—Continued

	Deferred tax asset		Deferred tax liability
As of December 31, 2007	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$

Temporary differences
Allowance for doubtful accounts	1,335	605	—	—
Prepaid income	188	—	—	—
Vacation accrual	1,872	—	—	—
Unrealized gain on sale of products	17,521	—	—	—
Provision for obsolescence of non-current assets	—	3,779	—	—
Production expenses	—	—	20,535	—
Accelerated depreciation of property, plant and equipment	—	—	—	62,190
Exploration expenses	—	—	—	4,327
Capitalized interest	—	—	—	8,384
Staff severance indemnities	—	—	—	1,733
Fair value of property, plant and equipment	—	2,119	—	—
Leased assets	—	—	—	12
Capitalized expenses	—	—	—	929
Tax losses carry-forwards	—	25,883	—	—
Derivatives	—	—	2,545	—
Provision for energy tariff difference	2,175	—	—	—
Accrued Interest	233	—	—	—
Other	1,215	5,427	140	596

Total gross deferred taxes	24,539	37,813	23,220	78,171
Total complementary accounts	—	—	—	(15,633)
Valuation allowance	(7,533)	(30,684)	—	—

Total deferred taxes	17,006	7,129	23,220	62,538

Deferred tax asset/liability, net	—	—	6,214	55,409

Notes to consolidated financial statements—Continued

c) Income tax expense in the years ended December 31, 2009, 2008 and 2007 is summarized as follows:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Tax expense adjustment (prior year)	(4,433)	576	132
Provision for current income tax	(52,563)	(147,694)	(38,218)
Effect of deferred tax assets and liabilities	(56,198)	45,786	3,380
Tax benefit for tax losses	13,803	(20,652)	(6,213)
Effect of amortization of complementary accounts	(2,151)	(2,111)	(5,508)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	16,452	13,230	(2,182)
Other tax charges and credits	8,558	2,914	17

Total Income Tax Expense	(76,532)	(107,951)	(48,592)

Note 8—Property, plant and equipment

Property, plant and equipment are summarized as follows:

	As of December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Land
Land	82,081	80,529	82,727
Mining concessions	30,086	30,086	30,086

Subtotal	112,167	110,615	112,813

Buildings and Infrastructure
Buildings	185,356	176,136	163,412
Installations	445,972	389,353	305,925
Construction-in-progress	278,559	181,730	165,648
Other	294,268	230,135	206,651

Subtotal	1,204,155	977,545	841,827

Machinery and Equipment
Machinery	636,335	602,490	556,466
Equipment	176,919	149,907	131,898
Project-in-progress	71,137	30,682	23,060
Other	49,954	41,030	19,729

Subtotal	934,345	824,109	731,153

Notes to consolidated financial statements—Continued

	As of December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Other Fixed Assets	11,615	10,808	9,390
Tools	15,910	16,009	15,100
Furniture and office equipment	29,720	22,345	11,275
Project-in-progress	12,270	12,673	14,264
Other	69,515	61,835	50,029

Subtotal	11,615	10,808	9,390

Amounts related to technical appraisal
Land	7,839	7,839	7,839
Buildings and infrastructure	41,439	41,439	41,439
Machinery and equipment	12,048	12,048	12,048
Other assets	53	53	53

Subtotal	61,379	61,379	61,379

Total property, plant and equipment (cost)	2,381,561	2,035,483	1,797,201

Less: Accumulated depreciation
Buildings and infrastructure	(472,950)	(391,487)	(339,623)
Machinery and equipment	(513,192)	(449,558)	(404,573)
Other fixed assets	(30,826)	(35,264)	(31,441)
Technical appraisal	(40,188)	(39,254)	(38,115)

Total accumulated depreciation	(1,057,156)	(915,563)	(813,752)

Net property, plant and equipment	1,324,405	1,119,920	983,449

The Company has capitalized assets obtained through financial lease arrangements, which are included in Other property, plant and equipment and are as follows:

	As of December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Administrative office buildings	1,988	1,988	1,988
Accumulated depreciation	(583)	(552)	(521)

Total assets in leasing	1,405	1,436	1,467

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

Notes to consolidated financial statements—Continued

Note 9—Investments in related parties

a)	Information on Foreign Investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b)	Significant transactions involving related parties

Transactions executed in 2009

•	On April 30, 2009, the SQM’s Directors agreed to authorize signing of a supply agreement by which SQM Salar S.A., subsidiary will sell PCS Sales (USA) Inc. (PCS), a subsidiary of Potash Corporation of Saskatchewan Inc. (SQM’s shareholder) between 25,000 and 150,000 tons of potassium chloride per year that will be sold by PCS in Japan, India and China. These sales may occur from May 1, 2009 to May 1, 2010, under terms and conditions identical to those observed in the market at that time.

•	On July 14, 2009, the subsidiary Comercial Agrorama Callegari Limitada was formed, to which Soquimich Comercial S.A. contributed capital of ThUS$1,021 obtaining 70% participation in the capital of that entity.

•	On October 9, 2009, the subsidiary Soquimich European Holdings formed a joint venture with Coromandel Fertilizars Limited called Coromandel SQM; each party contributed capital of ThUS$2,200 for a 50% share.

•	On March 18, 2009, a shareholder agreement between SQM Industrial S.A. and Migao Corporation was signed to form Sichuan SQM-Migao Chemical Fertilizer Co. Ltd. SQM Industrial S.A. made its first capital contribution of ThUS$3,000 on November 6, 2009 from a total committed of ThUS$10,000 that each party will contribute. These additional contributions will be made during 2010.

•	On December 17, 2009, Soquimich European Holdings B.V. acquired 51% of SQM Agro India Pvt. Ltd. for ThUS$50. With this acquisition, it now holds 100% of this entity.

•	On December 29, 2009, a joint venture agreement was signed with the Roullier Group for the company SQM Dubai-Fzco., decreasing our share from 100% to 50%. On the same date, the company changed its name to SQM Vitas. We recorded a gain from that transaction of ThUS$3,019, which is presented in Other non-operating income.

Transactions executed in 2008

•	On April 24, 2008, the subsidiary Agricolima S.A. was sold to Mr. Carlos Federico Valenzuela Cadena, Mr. Diego Valenzuela Cadena and Mr. Jesús Angel Morelos Montfort, creating a gain on sale of investment of ThUS$1,387.

Notes to consolidated financial statements—Continued

Transactions executed in 2007

•	On January 12, 2007, the subsidiary PTM SQM Ibérica S.A. was liquidated and extinguished. This operation gave rise to a loss of ThUS$41 in the subsidiary Soquimich European Holding B.V.

•	On December 7, 2007, SQM North America Corp. sold to Nautilus International Holding Corporation all the rights which SQM North America Corp had in Cape Fear Bulk LLC for ThUS$1,478, and recorded a gain from the sale of investments of ThUS$1,316.

c)	Investments with less than 20% ownership

Investments in which the Company has less than 20% ownership and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

Notes to consolidated financial statements—Continued

d)	Detail of investments in related companies

															Equity participation
	Country	Currency	Ownership interest			Equity of investment			Carrying value			Net income (loss)			in net income (loss)
Company	of origin	of origin	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
			%	%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Doktor Tarsa Tarim Sanayi AS	Turkey	Euros	50.00	50.00	50.00	16,894	22,424	8,472	8,492	11,212	4,236	3,678	12,669	2,027	1,839	6,335	1,014

Nutrisi Holding N.V.	Belgium	Euros	50.00	50.00	50.00	12,866	14,494	10,429	6,239	6,823	5,092	(2,120)	4,634	1,163	(831)	2,017	581

Abu Dhabi Fertilizer Industries WWL	U.A.E.	US$	50.00	50.00	50.00	12,143	10,555	4,713	6,072	5,277	2,356	1,547	5,842	794	773	2,921	397

Ajay North America LLC	USA	US$	49.00	49.00	49.00	15,669	12,482	11,996	6,653	4,892	4,657	4,097	2,067	1,284	2,008	1,013	629

Ajay Europe S.A.R.L.	France	Euros	50.00	50.00	50.00	10,974	10,033	9,467	3,921	4,282	3,703	1,449	1,625	1,474	725	813	737

Misr Speciality Fertilizers	Egypt	US$	47.49	47.49	47.49	3,749	4,733	4,529	1,780	2,247	2,151	(882)	622	(140)	(419)	295	(67)

Charlee SQM Thailand Co Ltd.	Thailand	US$	40.00	40.00	40.00	3,694	3,535	2,401	1,478	1,414	960	430	1,016	77	172	407	31

Sales de Magnesio Ltda.	Chile	Ch$	50.00	50.00	50.00	656	946	1,290	328	473	645	354	697	509	177	349	254

SQM Eastmed Turkey	Turkey	Euros	50.00	50.00	50.00	402	437	196	201	219	98	(11)	270	(7)	(5)	135	(4)

SQM Agro India Pvt. Ltd.	India	US$	—	49.00	49.00	38	191	27	—	94	13	(213)	153	(13)	—	75	(6)

Asociciación Garantizadora de Pensiones	Chile	Ch$	3.31	3.31	3.31	610	536	728	20	18	24	(45)	(5)	—	—	—	—

SQM Vitas	U.E.A.	Dirham	50.00	—	—	33,007	—	—	16,503	—	—	(4,598)	—	—	36	—	—

SQM Migao Chemical Fertilized Co Ltda.	China	US$	50.00	—	—	8,467	—	—	2,988	—	—	(33)	—	—	(12)	—	—

Coromandel SQM India	India	US$	50.00	—	—	1,060	—	—	530	—	—	—	—	—	—	—	—

Total									55,205	36,951	23,935				4,463	14,360	3,566

Notes to consolidated financial statements—Continued

Note 10—Goodwill and negative goodwill

Goodwill and negative goodwill and the related amortizations are summarized as follows:

a)	Goodwill

				Amortization for the year
	Balance as of December 31,			ended December 31,
Company	2009	2008	2007	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Potassium S.A.	1,012	1,157	1,302	144	145	145
Comercial Hydro S.A.	565	737	1,065	170	208	245
SQM Industrial S.A.	16,691	17,803	18,916	1,113	1,113	1,113
SQM México S.A. de C.V.	669	723	779	56	56	56
Comercial Caiman Internacional S.A.	63	85	108	23	23	23
SQM Dubai Fzco	1,579	1,682	1,783	101	101	101
Iodine Minera B.V.	9,146	9,714	10,283	569	569	569

Total	29,725	31,901	34,236	2,176	2,215	2,252

b)	Negative goodwill

				Amortization for the year
	Balance as of December 31,			ended December 31,
Company	2009	2008	2007	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Minera Nueva Victoria S.A.	(1,073)	(1,279)	(1,291)	—	—	—

Total	(1,073)	(1,279)	(1,291)	—	—	—

Notes to consolidated financial statements—Continued

Note 11—Other long–term assets

Other long-term assets are summarized as follows:

	As of December 31,
Description	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Engine and equipment spare-parts, net(1)	335	2,306	2,987
Mine development costs	26,832	24,892	23,944
Construction of Salar-Baquedano Road	930	1,050	1,170
Deferred loan issuance Costs(2)	1,192	320	342
Cost of issuance and placement of bonds(3)	9,679	4,278	4,864
Other	4,050	1,580	2,311

Total	43,018	34,426	35,618

(1)	This item includes non-current spare parts and materials. An allowance for obsolescence of those assets has been made and is included in this item.

(2)	Relates to costs incurred in relation to negotiation and issuance of long-term loans.

(3)	Refer to the explanation of these costs contained in the Note 21.

Note 12—Bank debt

a) Short-term bank debt as of December 31, 2009, 2008 and 2007 is detailed as follows:

	As of December 31,
Bank or financial institution	2009	2008	2007
	ThUS$	ThUS$	ThUS$

BBVA Chile	31,138	—	—
HSBC Bank Chile	15,090	15,266	—
Banco Estado	20,813	—	—
JP Morgan Chase Bank	—	20,317	—
BBVA Banco Bilbao Vizcaya Argentaria	—	40,524	180
Banco Santander Santiago	—	20,075	—
Banco de Crédito e Inversiones	—	35,518	—
Fortis Bank	1,618	641	685
Banesto	1,234	390	432
Deustsche Bank España S.A.	288	408	345
Caixa Penedes de España	187	194	131
HSBC Bank Middle East Ltd.	—	22	34

Total	70,368	133,355	1,807

Annual average interest rate	4.60%	7.16%	4.31%

Notes to consolidated financial statements—Continued

b) Long-term Bank Debt is detailed as follows:

	As of December 31,
Bank or financial institution	2009	2008	2007
	ThUS$	ThUS$	ThUS$

BBVA Banco Bilbao Vizcaya Argentaria(1)	100,053	100,204	100,433
Export Development Canada(2)	50,019	50,032	—
ING Capital LLC(3)	80,055	80,215	80,368
Caja de Ahorro y Monte de Piedra Madrid(4)	40,043	—	—
Banco Estado NY Branch(5)	170,988	—	—
BBVA Bancomer(6)	75,000	—	—

Total	516,158	230,451	180,801

Including: Current portion	151,158	451	801

Long-term portion	365,000	230,000	180,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 2.22% per annum payable quarterly. The principal is due on March 3, 2010.

(2)	U.S. dollar denominated loan without guarantee, interest rate of Libor + 1.5% per annum payable quarterly. The principal is due on November 30, 2010.

(3)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 2.62% per annum payable semiannually. The principal is due on November 28, 2011.

(4)	U.S. dollar-denominated loan, variable interest rate currently at 0.43125% per annum payable semiannually. The principal is due on December 22, 2010.

(5)	U.S. dollar-denominated loan, variable interest rate currently at 2.5625% per annum payable semiannually. The principal is due on September 11, 2012.

(6)	U.S. dollar-denominated loan, variable interest rate currently at 3.25063% per annum payable quarterly. The principal is due on June 24, 2012.

c) The maturity of long-term debt since December 31, 2009, 2008 and 2007, respectively is as follows:

	As of December 31,
Years to Maturity	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Current Portion (less than 1 year)	151,158	451	801
1 to 2 years	110,000	150,000	—
2 to 3 years	115,000	80,000	100,000
3 to 5 years	140,000	—	80,000

Total	516,158	230,451	180,801

Notes to consolidated financial statements—Continued

Note 13—Bonds payable and promissory notes

a)	Bonds payable

The following is description of principal terms of outstanding bonds payable:

Series “C” Bonds:

Series C bonds totaling UF 3,000,000 (ThUS$100,991) with an interest rate of 4.00% per annum were placed on January 25, 2006. During the years ended December 31, 2009, 2008 and 2007 the following payments with regards to the principal amount and interest of those bonds were made:

	2009		2008		2007
	UF	ThUS$	UF	ThUS$	UF	ThUS$

Principal	150,000	5,967	150,000	5,572	150,000	5,510
Interest	105,456	4,191	111,398	4,145	117,339	4,308

Single Series US$ Bonds:

Single series bonds totaling ThUS$200,000 with an interest rate of 6.125% per annum were placed on April 5, 2006. This placement was carried out under Rule 144 and regulation S of the U.S. Securities Act of 1933. During the years ended December 31, 2009, 2008 and 2007 the following interest payments on those bonds were made:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Interest	12,250	12,250	12,250

Series “G” and “H” Bonds:

On January 13, 2009, the Company placed two series of bonds on the Chilean market: Series H bonds for UF 4,000,000 (ThUS$139,216) at a rate of 4.9% per annum, maturing in 21 years, with principal payments beginning in 2019 and series G bonds for ThUS$21,000,000 (ThUS$34,146) maturing in 5 years with a single principal payment upon maturity and interest of 7% per annum. During the year ended December 31, 2009 the following interest payments on those bonds were made:

2009
ThUS$

Interest—series G	1,329
Interest—series H	3,727

Series “J” and “I” Bonds:

On May 8, 2009, the Company placed two series of bonds on the Chilean market: Series J bonds for ThCh$52,000,000 (ThUS$92,456) maturing in 5 years, with a single principal payment upon

Notes to consolidated financial statements—Continued

maturity and interest of 5.5% per annum, and series I bonds for UF 1,500,000 (ThUS$56,051) maturing in 5 years with a single principal payment upon maturity and interest of 3.00% per annum. During the year ended December 31, 2009 the following interest payments on those bonds were made:

2009
ThUS$

Interest—series J	2,583
Interest—series I	851

Summary of the bonds payable is presented in the table below:

Number of			Currency or					Balance as	Balance as
registration of		Nominal	indexation	Interest		Payment of	Repayment of	of Dec 31,	of Dec 31,
the instrument	Series	amount	unit	rate	Matures on	interest	principal	2008	2007
								ThUS$	ThUS$

Current portion of long-term bonds payable:
446	C	150,000	UF	4.0%	Apr 15, 2010	Semi-annual	Semi-annual	6,537	5,352	6,291
184	Single	—	ThUS$	6.125%	Jun 1, 2010	Semi-annual	Bullet	2,577	2,577	2,577
564	H	—	UF	4.9%	Jan 5, 2010	Semi-annual	Semi-annual	3,891	—	—
563	G	—	ThCh$	7.0%	Jan 5, 2010	Semi-annual	Bullet	1,386	—	—
563	I	—	UF	3.0%	Apr 1, 2010	Semi-annual	Bullet	461	—	—
563	J	—	ThCh$	5.5%	Apr 1, 2010	Semi-annual	Bullet	1,391	—	—

Total								16,243	7,929	8,868

Long-term bonds payable:
446	C	2,400,000	UF	4.00%	Dec 1, 2026	Semi-annual	Semi-annual	99,119	85,940	106,651
184	Single	200,000	ThUS$	6.125%	Apr 15, 2016	Semi-annual	Bullet	200,000	200,000	200,000
564	H	4,000,000	UF	4.9%	Jan 5, 2014	Semi-annual	Semi-annual	41,412	—	—
563	G	21,000,000	ThCh$	7.0%	Jan 5, 2030	Semi-annual	Bullet	165,197	—	—
563	I	1,500,000	UF	3.0%	Apr 1, 2014	Semi-annual	Bullet	61,949	—	—
563	J	52,000,000	ThCh$	5.5%	Apr 1, 2014	Semi-annual	Bullet	102,544	—	—

Total								670,221	285,940	306,651

b)	Promissory Notes

On March 24, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,875) in the Chilean market. These notes are denominated series 2-A, line 46 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000. On December 15, 2009, the Company repaid full amount of those notes outstanding.

On April 2, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,770) in the Chilean market. These notes are denominated series 1-B, line 47 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000. The notes bear 3.6% interest rate and outstanding balance payable as of December 31, 2009 was ThUS$29,363.

Notes to consolidated financial statements—Continued

Note 14—Accrued liabilities

As of December 31, 2009, 2008 and 2007 accrued liabilities are summarized as follows:

	As of December 31,
Description	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Provision for royalties corfo	3,752	5,256	3,643
Provision for employee compensation and legal costs	590	715	925
Taxes and monthly income tax installment payments	6,654	11,659	3,496
Vacation accrual	13,897	10,518	11,919
Marketing expenses	150	107	107
Professional fees	1,347	477	400
Provision for plant suspension	6,500	—	—
Provision for employees termination plan	2,500	—	—
Other accruals	1,801	1,682	1,824

Total short-term accrued liabilities	37,191	30,414	22,314

Staff severance indemnities	29,444	22,129	20,679
Incentive bonus provision(1)	20,082	12,000	—
Closure of mining sites and environmental expenses	3,500	3,181	1,992

Total long-term accrued liabilities	53,026	37,310	22,671

(1)	This provision corresponds to benefit plan granted to certain Company’s executives. The benefit is linked to the price of the Company’s stock and is to be paid in cash between 2010 and 2011. In accordance with Note 2 af), these benefits have been recognized on an accrual basis.

Note 15—	Staff severance indemnities

Changes in the staff severance indemnities are summarized as follows:

	Year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Opening balance	22,129	20,679	17,472
Increases in obligation	5,897	8,332	4,190
Payments	(2,774)	(2,227)	(2,245)
Exchange differences	5,554	(4,796)	1,336
Other difference	(1,362)	141	(74)

Balance as of December 31	29,444	22,129	20,679

Notes to consolidated financial statements—Continued

Note 16—Minority interest

Minority interest is summarized as follows:

	Participation in equity			Participation in (income) loss for the years
	as of December 31,			ended December 31,
Company	2009	2008	2007	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	41,123	42,498	42,347	(1,180)	(2,669)	(3,886)
Ajay SQM Chile S.A.	4,292	4,159	3,541	(354)	(532)	166
Cape Fear Bulk LLC	—	—	—	—	—	(99)
SQM Nitratos México S.A. de C.V.	3	10	13	7	3	31
Fertilizantes Naturales S.A.	194	423	123	230	(300)	—
SQM Indonesia S.A.	1	(30)	(30)	(36)	13	(1)
SQM Potasio S.A.	11	9	5	(3)	(7)	(3)
Agrorama Callegari Ltda.	469	—	—	2	—	—

Total	46,093	47,069	45,999	(1,334)	(3,492)	(3,792)

Note 17—Shareholder’s equity

a) Paid-in capital

(i) Number of Shares

			No. of shares with
Series	No. of shares subscribed	No. of shares subscribed	preferrential voting rights

A	142,819,552	142,819,552	142,819,552
B	120,376,972	120,376,972	120,376,972

(ii) Capital subscribed and paid

Series	Capital subscribed	Capital paid
	ThUS$	ThUS$

A	134,750	134,750
B	342,636	342,636

Notes to consolidated financial statements—Continued

b) Other reserves

The detail of Other Reserves is as follows:

	Effect in income (loss) for
	the year ended December 31,			Balance as of December 31,
Company	2009	2008	2007	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Technical appraisal	—	—	—	151,345	151,345	151,345
Changes in other reserves related to investments:
Soquimich Comercial S.A.(1)	—	—	7,888	13,286	13,286	13,286
Comercial Hydro S.A.	946	(725)	—	221	(725)	—
SQMC Internacional Ltda	43	(35)	—	8	(35)	—
Proinsa Ltda	32	(26)	—	6	(26)	—
Agrorama Callegari Ltda.	66	—	—	66	—	—
Isapre Norte Grande Limitada(1)	37	(1)	39	(8)	(45)	(44)
Inversiones Augusta S.A.(1)	—	—	—	(761)	(761)	(761)
SQM Ecuador S.A.(2)	—	—	—	(271)	(271)	(271)
Almacenes y Depósitos Limitada(1)	42	—	66	130	88	88
Asociación Garantizadora de Pensiones(1)	—	(6)	(5)	(23)	(23)	(17)
Sales de Magnesio Ltda.(1)	53	(101)	59	63	10	111
Sociedad de Servicios de Salud	15	—	14	29	14	14
SQM North America Corp.(3)	1,129	(2,827)	(141)	(3,057)	(4,186)	(1,359)
SQM Dubai Fzco.(1)	—	—	(11)	(11)	(11)	(11)
Ajay Europe SARL(1)	—	—	343	343	343	343
Other entities(1)	—	—	—	718	718	718

Total	2,363	(3,721)	8,252	162,084	159,721	163,442

(1)	Corresponds to translation adjustments and effects of the price-level restatement. In accordance with SVS Circulars No. 368 and 1,697, this adjustment is based on equity variations of the subsidiaries and affiliates that apply price-level restatement to paid-in capital and to the effect generated by these items expressed in foreign currency.

(2)	Corresponds to the translation adjustment produced by the application of a law implemented by the Ecuadorian Government.

(3)	Corresponds to differences in valuation of the pension plan of subsidiary SQM North America Corp.

c) Interim dividends

At a Board of Directors meeting held on November 17, 2009, the Directors agreed to pay and distribute an interim dividend of US$0.37994 per share beginning December 16, 2009. This dividend totals approximately ThUS$100,000 and is equivalent to 40% of distributable net income for 2009, accumulated as of September 30, 2009. This dividend is payable to SQM shareholders registered in the respective shareholders’ registry as of the fifth business day prior

Notes to consolidated financial statements—Continued

to December 16, 2009, in its equivalent in Chilean pesos, based on the observed dollar exchange rate.

At a Board of Directors Meeting held on October 28, 2008 the directors agreed to distribute an interim dividend of US$0.37994 per share as of November 21, 2008 for a total amount of ThUS$100,000 and lower than 30% of distributable net income for commercial year 2008, accrued as of September 30, 2008. This dividend was payable to the shareholders of SQM registered in the respective registry on the fifth business day prior to November 21, 2008, in its equivalent in Chilean pesos based on the value of the observed dollar exchange rate.

d) Final dividends

In an Ordinary General Shareholders’ Meeting held April 29, 2009, shareholders agreed to pay and distribute, in accordance with the respective dividend policy, an annual dividend of ThUS$325,915, equivalent to 65% of distributable net income for 2008. The amount of ThUS$100,000 (US$0.37994 per share), which was already paid as an interim dividend (see b) above), was deducted from the final dividend amount. Therefore, the balance of ThUS$225,915 (US$0.85835 per share) was paid and distributed to shareholders registered on the fifth business day prior to payment.

Notes to consolidated financial statements—Continued

e) Changes in shareholders’ equity in the years ended December 31, 2009, 2008 and 2007 were as follows:

	Number	Paid-in	Other	Interim	Retained	Net
	of shares	capital	reserves	dividends	earnings	income	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of January 1, 2007	263,196,524	477,386	155,190	—	312,096	141,277	1,085,949
Transfer of the 2006 net income to retained earnings	—	—	—	—	141,277	(141,277)	—
Declared dividends	—	—	—	—	(91,786)	—	(91,786)
Changes in other reserves	—	—	8,252	—	—	—	8,252
Net income for the year 2007	—	—	—	—	—	180,021	180,021

Balance as of December 31, 2007	263,196,524	477,386	163,442	—	361,587	180,021	1,182,436

Balance as of January 1, 2008	263,196,524	477,386	163,442	—	361,587	180,021	1,182,436
Transfer of the 2007 net income to retained earnings	—	—	—	—	180,021	(180,021)	—
Declared dividends	—	—	—	—	(117,014)	—	(117,014)
Interim dividends				(100,000)	—	—	(100,000)
Changes in other reserves	—	—	(3,721)	—	—	—	(3,721)
Net income for the year 2008	—	—	—	—	—	501,407	501,407

Balance as of December 31, 2008	263,196,524	477,386	159,721	(100,000)	424,594	501,407	1,463,108

Balance January 1,2009	263,196,524	477,386	159,721	(100,000)	424,594	501,407	1,463,108
Transfer of the 2008 net income to retained earnings	—	—	—	—	501,407	(501,407)	—
Declared dividends	—	—	—	100,000	(325,914)		(225,914)
Changes in other reserves	—	—	2,363	—	—	—	2,363
Interim dividends	—	—	—	(100,000)	—		(100,000)
Net income for the year 2009	—	—	—	—	—	327,056	327,056

Balance as of December 31, 2009	263,196,524	477,386	162,084	(100,000)	600,087	327,056	1,466,613

Notes to consolidated financial statements—Continued

Note 18—	Non-operating income and expenses

Amount included in non-operating income and expenses are summarized as follows:

a)  Other income

	Year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Interest income	13,525	13,858	9,347
Equity participation in income of unconsolidated investees	5,717	14,360	3,643
Sale of cross currency swap	—	—	4,000
Amounts recovered from insurance	285	581	275
Payment discounts obtained from suppliers	921	815	458
Reversal of allowance for doubtful accounts	670	2,623	229
Income from rental of property, plant and equipment	1,133	1,092	958
Recovery of doubtful accounts	41	424	861
Sale of mining concessions	2,170	721	399
Sale of property, plant and equipment, materials and scrap metal	710	1,064	—
Fines collected from third parties	288	77	192
Sale of investments in related companies	—	1,387	1,316
Services provided	100	156	369
Indemnities received	60	146	523
Gain on sale of assets of SQM Lithium	—	2,342	—
Gain from loss of control SQM Dubai-Fzco	3,019	—	—
Gain from sales of easments	10,356	—	—
Overestimate on staff severance indemnity provision	245	—	—
Other income	1,232	944	1,166
Net foreign exchange gain	—	—	2,212

Total	40,472	40,590	25,948

Notes to consolidated financial statements—Continued

b)  Other expenses

	Year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Equity participation in loss of unconsolidated investees	(1,256)	—	(77)
Amortization of goodwill	(2,176)	(2,215)	(2,252)
Interest expenses	(30,979)	(19,957)	(19,949)
Net foreign exchange loss	(7,576)	(15,897)	—
Work disruption expenses	(416)	(1,256)	(844)
Training expenses and donations	(2,431)	(2,152)	(520)
Non-capitalizable exploration project expenses and provisions for damages and liquidation of assets	(12,348)	(9,261)	(16,528)
Amortization of intangible assets	(403)	(403)	(413)
Allowance for materials, spare parts and supplies	—	(4,200)	(4,925)
Provision for legal expenses and third-party indemnities	(451)	(975)	(523)
Indemnities paid to suppliers	(90)	(237)	(1,575)
Provision for plant suspension	(12,847)	(1,189)	—
Non-recoverable taxes	(612)	(424)	(669)
Expenses related to energy tariff adjustments	—	—	(2,066)
Fines paid	(262)	(42)	—
Advisory services	(49)	(84)	—
Provision for employees termination plan	(2,500)	—	—
Cost of dismissal process	(1,696)	—	—
Other expenses	(1,366)	(1,604)	(2,691)

Total	(77,458)	(59,896)	(53,032)

Notes to consolidated financial statements—Continued

Note 19—	Price-level restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income
	for the year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Inventory	45	—	1,450
Property, plant and equipment	(7)	44	517
Other assets and liabilities	(10)	707	677
Shareholders’ equity	166	(602)	(7,016)
Net adjustment of assets and liabilities denominated in UF	—	—	(484)

Net price-level restatement	194	149	(4,856)

Notes to consolidated financial statements—Continued

Note 20—	Assets and liabilities denominated in foreign currency

Detail of assets and liabilities by currency of denomination as of December 31, 2009, 2008 and 2007 is presented in the following table:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Assets
Chilean peso	339,755	105,280	198,254
US dollar	2,632,877	2,307,684	1,637,379
Euro	83,184	76,679	44,809
Japanese yen	1,204	1,404	971
Brazilian real	329	195	400
Mexican peso	1,790	3,525	1,705
UF	70,829	27,586	73,354
South African rand	33,565	12,298	9,366
Dirham	22,575	15,744	10,942
Other currencies	17,026	16,820	9,139
Current liabilities
Chilean peso	150,473	121,664	98,456
US dollar	306,855	295,843	63,460
Euro	69,363	12,052	13,034
Japanese yen	46	77	92
Brazilian real	1,632	1,562	1,681
Mexican peso	938	934	4,605
UF	11,412	10,830	8,599
South African rand	4,697	714	1,020
Dirham	—	391	930
Other currencies	58	1,839	545
Long-term liabilities
Chilean peso	193,760	18,640	20,196
US dollar	624,231	505,448	437,687
Japanese yen	326	294	187
UF	326,452	86,337	107,382
Mexican peso	185	403	—
Other currencies	—	10	10

Notes to consolidated financial statements—Continued

Note 21—	Share and debt issuance and placement expenses

Bond issuance and placement expenses are recorded within other long-term assets, except for the portion to be amortized within a year, which is presented in other current assets. These expenses are amortized using the straight-line over the period of maturity of the related debt. Amortization is presented within interest expense.

As of December 31, 2009, 2008 and 2007 and in the years then ended, the deferred expenses and their amortization are detailed as follows:

							Amortization in the year
	Other assets as of December 31,						ended December 31,
	Short-	Long-	Short-	Long-	Short-	Long-
	term	term	term	term	term	term
Debt	2009	2009	2008	2008	2007	2007	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Single series bonds	293	1,536	293	1,829	293	2,122	293	293	295
Series C bonds	277	2,172	294	2,449	310	2,742	294	310	479
Series G bonds	136	409	—	—	—	—	136	—	—
Series H bonds	133	2,636	—	—	—	—	139	—	—
Series J bonds	552	1,131	—	—	—	—	415	—	—
Series I bonds	348	1,795	—	—	—	—	262	—	—

Total	1,739	9,679	587	4,278	603	4,864	1,539	603	774

Note 22—	Cash flow statement

a) Amounts included in other credits to income not representing cash flows are as follows:

	For the year ended December 31,
Description	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Adjustment of provision included in other financial income	(670)	(2,656)	(229)
Discounts obtained from suppliers	(921)	(815)	(458)
Gain from sales of easments	(5,088)	—	—
Gain from loss of control in SQM Dubai-Fzco	(3,018)	—	—
Other minor credits to income not representing cash flows	(2,572)	(1,508)	(1,058)

Total	(12,269)	(4,979)	(1,745)

Notes to consolidated financial statements—Continued

b) Amounts included in other charges to income not representing cash flows are as follows:

	For the year ended December 31,
Description	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Provision for Corfo royalty payments	3,752	5,256	3,643
Deferred income taxes benefit for tax loss	23,969	(39,493)	10,174
Provision for marketing expenses	5,554	4,584	4,317
Provision for employee incentive plans	20,867	28,208	13,495
Adjustment of provision for severance indemnities	14,458	9,234	4,736
Provision for income taxes	52,563	147,694	38,218
Adjustment of provision for vacation	8,389	6,975	8,300
Non-capitalizable exploration project expense and provisions for damages and liquidation assets	4,226	13,158	8,806
Accrued expenses related to energy tariff adjustments	—	—	4,023
Amortization of prepaid insurance expenses	4,333	9,313	7,553
Remuneration of Board of Directors	2,190	5,000	1,820
Provision for mine closure	—	1,190	—
Adjustment and other expenses of inventories	—	3,545	—
Other charges to income not representing cash flows	15,274	11,322	2,990

Total	155,575	205,986	108,075

Note 23—	Derivatives instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options

Notes to consolidated financial statements—Continued

relate to fees paid by the Company to enter into such contracts. As of December 31, 2009, 2008 and 2007 the Company’s derivative instruments are as follows:

December 31, 2009

	Notional or			(Liability)	Income
Type of	covered			asset	(loss)
derivative	amount	Expiration	Risk type	amount	effect
	ThUS$			ThUS$	ThUS$

CCS Swap(1)	87,236	4th Quarter 2026	Interest Rate	17,997	16,830
CCS Swap(1)	33,673	1st Quarter 2014	Interest Rate	8,243	7,875
CCS Swap(1)	42,822	1st Quarter 2013	Interest Rate	8,763	9,090
CCS Swap(1)	43,116	1st Quarter 2013	Interest Rate	8,483	8,227
CCS Swap(1)	60,422	1st Quarter 2013	Interest Rate	1,334	593
CCS Swap(1)	56,041	1st Quarter 2014	Interest Rate	5,690	2,991
CCS Swap(1)	46,220	1st Quarter 2014	Interest Rate	5,223	2,845
CCS Swap(1)	46,220	1st Quarter 2014	Interest Rate	5,226	2,887
FX forward	4,000	1st Quarter 2010	Exchange Rate	(118)	(118)
FX forward	5,000	1st Quarter 2010	Exchange Rate	(147)	(147)
FX forward	3,000	1st Quarter 2010	Exchange Rate	(59)	(59)
FX forward	10,000	1st Quarter 2010	Exchange Rate	(118)	(118)
FX forward	4,000	1st Quarter 2010	Exchange Rate	(111)	(111)
FX forward	6,000	1st Quarter 2010	Exchange Rate	7	7
FX forward	4,000	1st Quarter 2010	Exchange Rate	(113)	(113)
FX forward	2,000	1st Quarter 2010	Exchange Rate	(17)	(17)
FX forward	4,000	1st Quarter 2010	Exchange Rate	(11)	(11)
FX forward	8,000	1st Quarter 2010	Exchange Rate	(25)	(25)
FX forward	6,944	1st Quarter 2010	Exchange Rate	746	746
FX forward	2,870	1st Quarter 2010	Exchange Rate	285	285
FX forward	16,918	1st Quarter 2010	Exchange Rate	1,816	1,816
FX option	8,879	1st Quarter 2010	Exchange Rate	160	160
FX option	5,216	1st Quarter 2010	Exchange Rate	131	131
FX option	7,265	1st Quarter 2010	Exchange Rate	1	1
FX option	8,599	1st Quarter 2010	Exchange Rate	0	0
FX option	8,500	1st Quarter 2010	Exchange Rate	(1)	(1)
FX option	5,352	1st Quarter 2010	Exchange Rate	0	0
FX option	9,157	1st Quarter 2010	Exchange Rate	(98)	(98)
FX option	1,987	1st Quarter 2010	Exchange Rate	(41)	(41)
FX option	5,287	1st Quarter 2010	Exchange Rate	(98)	(98)
FX forward	6,879	2nd Quarter 2010	Exchange Rate	420	420
FX option	59,571	1st Quarter 2010	Exchange Rate	0	0

Notes to consolidated financial statements—Continued

	Notional or			(Liability)	Income
Type of	covered			asset	(loss)
derivative	amount	Expiration	Risk type	amount	effect
	ThUS$			ThUS$	ThUS$

FX forward	10,108	1st Quarter 2010	Exchange Rate	(379)	(379)
FX forward	15,198	1st Quarter 2010	Exchange Rate	(433)	(433)
FX forward	8,585	1st Quarter 2010	Exchange Rate	(203)	(203)
FX forward	10,048	1st Quarter 2010	Exchange Rate	293	293
FX forward	10,101	1st Quarter 2010	Exchange Rate	(104)	(104)
FX forward	20,139	1st Quarter 2010	Exchange Rate	501	501
FX forward	15,168	1st Quarter 2010	Exchange Rate	310	310
FX forward	5,059	1st Quarter 2010	Exchange Rate	82	82
FX forward	5,062	1st Quarter 2010	Exchange Rate	140	140
FX forward	20,179	1st Quarter 2010	Exchange Rate	637	637
FX forward	10,266	1st Quarter 2010	Exchange Rate	352	352
FX forward	4,577	1st Quarter 2010	Exchange Rate	167	167
FX forward	10,206	1st Quarter 2010	Exchange Rate	379	379
FX forward	5,064	1st Quarter 2010	Exchange Rate	184	184
FX forward	6,077	1st Quarter 2010	Exchange Rate	250	250
FX forward	10,114	1st Quarter 2010	Exchange Rate	301	301
FX forward	20,254	1st Quarter 2010	Exchange Rate	723	723
FX forward	10,130	1st Quarter 2010	Exchange Rate	302	302
FX forward	10,235	1st Quarter 2010	Exchange Rate	351	351
FX forward	10,148	1st Quarter 2010	Exchange Rate	348	348
FX forward	7,053	1st Quarter 2010	Exchange Rate	27	27
FX forward	10,070	1st Quarter 2010	Exchange Rate	39	39
FX forward	10,070	1st Quarter of 2010	Exchange Rate	59	59
FX forward	10,070	1st Quarter of 2010	Exchange Rate	59	59
FX forward	15,172	2nd Quarter 2010	Exchange Rate	85	85
FX forward	36,300	1st Quarter 2010	Exchange Rate	(1,189)	(1,189)
FX forward	13,900	2nd Quarter 2010	Exchange Rate	(919)	(919)
FX forward	500	3rd Quarter 2010	Exchange Rate	(47)	(47)

Total	939,027			65,883	56,262

(1)	Cross currency swap.

Notes to consolidated financial statements—Continued

December 31, 2008

	Notional or			(Liability)	Income
	covered			asset	(loss)
Type of	amount			amount	effect
derivative	ThUS$	Expiration	Risk type	ThUS$	ThUS$

FX forward	42,000	1st quarter 2009	Exchange rate	(1,273)	(1,273)
CCS Swap(1)	113,025	4th quarter 2026	Interest rate	(11,031)	(1,524)
FX option	8,478	1st quarter 2009	Exchange rate	(843)	(843)
FX option	11,316	2st quarter 2009	Exchange rate	(1,125)	(1,125)
FX option	1,617	3st quarter 2009	Exchange rate	(161)	(161)
FX forward	1,489	1st quarter 2009	Exchange rate	(86)	(86)
FX forward	24,154	1st quarter 2009	Exchange rate	(2,390)	(2,390)
FX option	40,378	1st quarter 2009	Exchange rate	1,225	1,225
FX forward	298	1st quarter 2009	Exchange rate	(90)	(90)
FX forward	1,289	1st quarter 2009	Exchange rate	357	357
FX forward	4,311	2st quarter 2009	Exchange rate	(1,169)	(1,169)
FX forward	77	2st quarter 2009	Exchange rate	17	17
FX forward	112	3st quarter 2009	Exchange rate	(21)	(21)
FX option	27,818	1st quarter 2009	Exchange rate	124	—
FX forward	30,000	1st quarter 2009	Exchange rate	—	—

Total	306,362			(16,466)	(7,083)

(1)	Cross currency swap.

December 31, 2007

	Notional or				Income
Type of	covered			(Liability)Asset	(loss)
derivative	amount	Expiration	Risk type	amount	effect
	ThUS$			ThUS$	ThUS$

FX forward	13,916	1st quarter 2008	Exchange rate	(130)	(130)
FX option	4,696	1st quarter 2008	Exchange rate	(1)	(1)
CCS Swap(1)	102,630	1st quarter 2026	Interest rate	14,968	14,968
FX option	368	1st quarter 2008	Exchange rate	(368)	(368)

Total	121,610			14,469	14,469

(1)	Cross currency swap.

Notes to consolidated financial statements—Continued

Note 24—	Commitments and contingencies

I. Contingencies:

Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff	:	Compañía de Salitre y Yodo Soledad S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	:	December 1994
	Court	:	Civil Court of Pozo Almonte
	Cause	:	Partial annulment of mining property, Cesard 1 to 29
	Instance	:	Evidence provided
	Nominal amount	:	ThUS$211
2.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	SQM S.A.
	Date of lawsuit	:	November 1999
	Court	:	Civil Court of Pozo Almonte
	Cause	:	Partial annulment of mining property, Paz II 1 to 25
	Instance	:	Evidence provided
	Nominal amount	:	ThUS$162
3.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	SQM S.A.
	Date of lawsuit	:	November 1999
	Court	:	Civil Court of Pozo Almonte
	Cause	:	Partial annulment of mining property, Paz III 1 to 25
	Instance	:	Evidence provided
	Nominal amount	:	ThUS$204
4.	Plaintiff	:	Angélica Allende and their sons Iván Molina and Cristóbal Molina
	Defendant	:	Ingeniería, Construcción y Servicios SMR Limitada and jointly and severally SQM Nitratos S.A. and its insurance companies.
	Date of lawsuit	:	May 2008
	Court	:	Arbitration Court of Antofagasta
	Cause	:	Work accident
	Instance	:	Evidence
	Nominal amount	:	ThUS$670
5.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendant	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and Its insurance companies.
	Date of lawsuit	:	December 2008
	Court	:	1st Civil Court of Santiago
	Cause	:	Work accident
	Instance	:	Response
	Nominal amount	:	ThUS$550

Notes to consolidated financial statements—Continued

6.	Plaintiff	:	Agraria Santa Aldina Limitada
	Defendant	:	SQM Perú S.A.
	Date of lawsuit	:	June 2009
	Court	:	Civil Court of Pisco - Perú
	Cause	:	Seek compensation for damages for alleged breach of the terms and conditions of product distribution contract
	Instance	:	Response
	Nominal amount	:	ThUS$6,000
7.	Plaintiff	:	Eduardo Fajardo Núñez, Ana María Canales Poblete, Raquel Beltrán Parra, Eduardo Fajardo Beltrán y Martina Fajardo Beltrán
	Defendant	:	SQM Salar S.A. and us insurers.
	Date of lawsuit	:	November 2009
	Court	:	20th Civil Court of Santiago
	Cause	:	Work accident
	Instance	:	Demand response.
	Nominal amount	:	ThUS$1,880

SQM S.A. and its subsidiaries have not been legally notified of other complaints other than those listed above and which pursue the voidance of certain mining properties purchased by SQM S.A. and its subsidiaries and whose proportional purchase price, in respect to the part affected by the respective overlap, exceeds the nominal and approximate amount of ThUS$150 or which seek to obtain payment of certain amounts allegedly owed from exercising their own activities and which exceed the nominal individual amount of approximately ThUS$150.

SQM S.A. and its subsidiaries have been participating and probably will continue to participate habitually as plaintiffs or defendants in various judicial proceedings that have been and will be filed and are subject to the decisions of the Ordinary Courts of Justice. Those proceedings, which are regulated by the applicable legal provision, mainly seek to exercise or oppose certain actions or exceptions related to certain mining concessions constituted or in the process of being constituted and do not and will not essentially affect the development of SQM S.A. and its subsidiaries.

Soquimich Comercial S.A. has been participating and probably will continue to participate habitually as a plaintiff in various judicial proceedings through which it seeks mainly to collect and receive the amounts owed to it. As of December 31, 2009 in the total amount claimed in such proceedings is approximately ThUS $900.

SQM S.A. and its subsidiaries have tried and currently continue to try to obtain payment of certain amounts still owed to them for their normal business activities. Those amounts will continue to be judicially and non-judicially demanded by the plaintiffs and the actions exercised in relation to them are currently in full force.

II.	Restrictions:

Bank loans, bonds payable and promissory notes issued by, SQM S.A. and its subsidiaries contain restrictions similar to those of other comparable loans and obligations existing at the dates

Notes to consolidated financial statements—Continued

when those debt agreements were entered into. These restrictions involve maximum indebtedness, minimum equity, ratios of net financial debt to EBITDA and obligations to maintain certain assets that guarantee a particular minimum production capacity per business line. Other than these restrictions, SQM S.A. is not exposed to any other management restrictions or limits to financial ratios in contracts or agreements with creditors.

III.	Commitments:

Subsidiary SQM Salar S.A. has signed a rental contract with CORFO which establishes that such subsidiary, will pay to CORFO, for the concept of exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996. For the years ended December 31, 2009, 2008 and 2007 rental payments charged to income amounted to ThUS$17,747,ThUS$17,712 and ThUS$13,865, respectively.

Note 25—	Guarantees obtained from third parties

The main pledges provided by certain customers to guarantee to Soquimich Comercial S.A. fulfillment of the obligations in the commercial mandate agreements for distribution and sale of fertilizers are as follows as of December 31, 2009:

Company Name	ThUS$

Llanos y Wammes Soc. Com. Ltda.	2,037
Fertglobal Chile Ltda. y Bramelli	3,352
Tattersall S.A.	1,134

Note 26—	Sanctions

During 2009, 2008 and 2007, the SVS and others did not apply sanctions to the Company, its Directors or managers.

Note 27—	Environmental projects

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy.

SQM is currently operating under an Environmental Management System (EMS) based on the ISO 14000 standard, which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Disbursements made by the Company and its subsidiaries as of December 31, 2009, 2008 and 2007 related to investments in production processes, verification and control of compliance with

Notes to consolidated financial statements—Continued

ordinances and laws relative to industrial processes and facilities amount to ThUS$9,324, ThUS$10,035 and ThUS$10,180 respectively and are detailed as follows:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Project
Environmental department	—	1,022	1,040
Improvements in María Elena Camp—streets	689	435	436
Dust emission control	—	—	76
Light normalization	—	—	921
Environmental studies—Region I of Chile project	42	—	—
María Elena environmental studies	—	—	1,007
Normalization of lighting at FFCC yard, PV Mill	—	—	164
Equipment washing system	—	—	—
The Environment MOP/SOP 2	—	—	294
Construction of facilities for workers	—	168	292
Environmental commitments in Region I of Chile	—	—	169
Waste pools R&R Lithium C. Plant	—	—	2,073
Salar (Salt deposit) environmental follow-up plan	—	—	2,272
Handling of household and industrial waste	983	736	917
Environmental evaluation	3,163	1,251	194
Handling of dangerous substances	444	579	—
Salar (salt deposit) environmental follow-up plan	—	3,045	—
PV environmental improvements	1,029	555	—
Waste pools R&R lithium plant	—	2,150	—
Enablement of Camp and Bathrooms	1,369	—	—
Salar (Salt deposit) Environmental follow-up Plan	370	—	—
Environmental Management	1,235	—	—
Others	—	94	325

Total	9,324	10,035	10,180

The Company’s operations in which it uses caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. During the extraction process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at the María Elena facility exceeded the level allowed for air quality and, consequently, affected the nearby city of María Elena.

Notes to consolidated financial statements—Continued

These particles mainly come from the dust that results from caliche processing, particularly during the crushing processes prior to leaching. Within the framework of a decontamination plan for this city and in accordance with its Sustainable Development Policy, the Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. In October 2005, the company obtained approval from the environmental authorities for a project titled “Technological Change at María Elena.” The operation of this project will facilitate the reduction of particle emissions, as required by the new environmental standard, started during the second half of 2008. The new María Elena crushing plant was finally put out of service as of July 5, 2008, with the consequent improvement in air quality, which will be able to be evaluated after three years of operation as required by the regulation for MP10.

In addition, for all its operations, the Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica in Santiago and the School of Agricultural Science of Universidad de Chile.

Furthermore, the Company is performing significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding María Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

Note 28—	Deferred income

As of December 31, 2009, 2008 and 2007, the amounts of the deferred income recognized on the balance sheet and related to billed deliveries of goods which were not received by customers prior to those dates amounted to ThUS$16,536, ThUS$31,722 and ThUS$10,858, respectively.

Note 29—	Adoption of International Financial Reporting Standards

In conformity with regulations of SVS the Company and its subsidiaries will adopt—effective January 1, 2010—International Financial Reporting Standards (IFRS) issued by the International

Notes to consolidated financial statements—Continued

Accounting Standards Board (IASB). As a result, balances of assets, liabilities and equity as of January 1, 2010 will be impacted, as well as results of the operations in future years. Also, the Company’s first annual financial statements under IFRS as of and for the year ended December 31, 2010, will include comparative 2009 financial information that will differ from these consolidated financial statements.

Note 30—	Subsequent events

On February 23, 2010, the Company informed the SVS that its Board of Directors held an extraordinary meeting on February 22, 2010 and agreed by unanimous vote of Directors in attendance to cease production at the facilities El Toco and Pampa Blanca. The Board of Directors decided to suspend operations based on the fact that worldwide demand for nitrates and iodine had been strongly impacted by the global financial crisis that began during the fourth quarter of 2008, thus decreasing sales volumes over the last 15 months and increasing SQM’s inventory of nitrates and iodine. As a result of this suspension, SQM’s total nitrate production for 2010 should decrease slightly as compared with 2009. Due to the suspension of the El Toco mine, sodium nitrate production will decrease. This reduction will be partially compensated by a new sodium nitrate plant located in Coya Sur set to begin operations during the second half of 2010. Regarding iodine, we estimate that 2010 production should fall approximately 20% compared to the previous year. As a result, production volumes for 2010 should be similar to those recorded in 2008. The Board of Directors considered that even if demand for nitrates and iodine were to exceed currently forecasted figures, the Company’s existing inventory levels and available installed production capacity, including the mines at Pampa Blanca and El Toco, would allow it to respond quickly and efficiently to this increased demand. Property, plant and equipment in the El Toco and Pampa Blanca facilities have a net carrying value of ThUS$82,204 as of December 31, 2009. Based on an analysis of future cash flows the Company estimates that these assets are not impaired as a result of temporary suspension of the operations.

Management is not aware of any other significant events that occurred between December 31, 2009 and the date of issuance of these consolidated financial statements (February 25, 2010) that may significantly affect them.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: April 7, 2010